FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
      _________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 26, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Further information can be obtained from: Press Relations: +31 20 628 8900 Investor Relations: +31 20 628 7835 This press release is also available on the internet: www.abnamro.com

Amsterdam, 26 April 2007

ABN AMRO reports full first quarter 2007 results:
Strong improvement in business performance

•
This press release contains a further breakdown of the financial results and a more in-depth analysis relative to the summary published on 16 April 2007. This press release includes an adjustment of our results in light of developments in the status of the US Department of Justice (DOJ) investigation of EUR 365 million (see Update on the status of the DOJ investigation) resulting in a net profit for the period of EUR 1,064 mln.

•	Net operating profit first quarter of 2007 of EUR 1,225 mln, up 25.5% compared with the first quarter of 2006, excluding the provision taken in light of the status of the DOJ investigation
o	Operating income increased 10.5% driven by strong revenue increases across all regions, supported by a very good performance of Global Markets
o	Operating result up 20.8%, excluding the provision, on the back of strong revenue growth and good cost control
o	Efficiency ratio improvement of 2.8 percentage points to 66.6%, excluding the provision
o
Profit for the period up 29.0%, excluding the provision and including a EUR 97 mln gain on the sale of ABN AMRO Mortgage Group (the US mortgage business) and EUR 17 mln of results from the operations of the US mortgage business, booked in results from discontinued operations

o	BU Europe’s profit for the period increased from EUR 18 mln to EUR 131 mln due to a strong improvement in the operating result
o	EPS from continuing operations, excluding the provision, improved 30% to 65 euro cents

•	Net operating profit first quarter of 2007 up 24.6% compared with fourth quarter of 2006, excluding the provision taken in light of the status of the DOJ investigation
o	Operating income increased 1.6%
o	Operating expenses down 4.0%, excluding the provision, showing the results of cost control measures taken in the second half of 2006
o	Efficiency ratio improvement of 3.9 percentage points to 66.6%, excluding the provision

Update on the status of the US Department of Justice investigation
As previously disclosed, the US Department of Justice has been conducting a criminal investigation into our dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters. The Bank has cooperated with these investigations and is currently in active discussions to resolve these matters. Those discussions recently have advanced to the point where it is appropriate to take a provision of EUR 365 million. If outstanding issues are successfully resolved in these discussions, we believe that this amount will be sufficient to resolve the material financial consequences of the investigations. The Bank affirms that it takes very seriously its obligations to comply with US economic sanctions and regulations.

Chairman’s statement
“Our focus on growth, efficiency and acceleration has led to a significantly improved operating performance of EUR 2 bln. The increase in operating result reflects a strong contribution to revenues from our growth engines in Brazil, Italy and Asia, combined with the acceleration of our cost control initiatives. The resulting EPS of 65 euro cents, excluding the provision taken in light of the status of the DOJ investigation means that we are well on our way to beating the 2007 EPS target of EUR 2.30 (excluding major disposals and restructuring charges).”

First quarter analysis

ABN AMRO Group
(in millions of euros)	quarterly
	Q1 2007	Q1 2006	% change	% change [2]	Q4 2006	% change	% change [2]
Net interest income	2,853	2,777	2.7	7.6	2,743	4.0	4.4
Net fees and commissions	1,517	1,452	4.5	8.2	1,566	(3.1)	(2.9)
Net trading income	1,031	843	22.3	23.0	791	30.3	30.5
Results from fin. transactions	332	83			323	2.8	0.1
Results from equity holdings	76	50	52.0	56.2	74	2.7	2.7
Other operating income	180	215	(16.3)	(12.7)	396	(54.5)	(54.5)
Total operating income	5,989	5,420	10.5	14.3	5,893	1.6	1.7
Total operating expenses	4,354	3,764	15.7	18.9	4,156	4.8	4.8
Operating result	1,635	1,656	(1.3)	3.9	1,737	(5.9)	(5.6)
Loan impairment	417	328	27.1	32.9	509	(18.1)	(18.5)
Operating profit before tax	1,218	1,328	(8.3)	(3.3)	1,228	(0.8)	(0.3)
Income tax expense	268	352	(23.9)	(15.0)	245	9.4	5.1
Net operating income	950	976	(2.7)	0.9	983	(3.4)	(1.6)
Discontinued operations (net)	114	62			403
Profit for the period	1,064	1,038	2.5	6.9	1,386	(23.2)	(21.9)

Net profit attributable to shareholders	1,035	1,003	3.2	7.7	1,359	(23.8)	(22.4)
Earnings per share (euros)	0.56	0.53	5.7		0.72	(22.2)
Eps from continuing operations (euros)	0.50	0.50	0.0		0.51	(2.0)
Efficiency ratio	72.7%	69.4%			70.5%

1) all figures exclude the consolidation effect of controlled non-financial investments (see annex 2)
2) % change at constant foreign exchange rates (see annex 2)

	31 Mar 07	31 Mar 06	% change		31 Dec 06	% change
Staff (fte)	107,819	104,054	3.6		106,999	0.8
(in billions of euros)
Total assets (*)	1,054.6	975.1	8.2		987.1	6.8
Group capital	46.9	45.8	2.5		45.1	4.0
Risk-weighted assets (*)	283.3	305.3	(7.2)		280.7	0.9
(*) Total assets and Risk-weighted assets are including discontinued operations for 2006

Core tier 1 ratio	6.25%	5.86%			6.18%
BIS tier 1 ratio	8.44%	8.07%			8.45%
BIS capital ratio	11.30%	10.42%			11.14%

The figures in the press release have not been subject to audit

Figures are excluding consolidation effect of controlled non-financial investments, also referred to as private equity investments

All figures are stated excluding the consolidation effect of controlled non-financial investments. The consolidation effect is the impact per line item of these investments, which are consolidated under IFRS. We believe that combining the temporary holdings in private equity investments active in different types of business other than our financial business does not provide a meaningful basis for discussion of our financial condition and results of operation. We refer to Annex 2 for a further discussion of the use of these non-GAAP financial measures. We have presented in Annex 2, and investors are encouraged to review, reconciliations of the figures excluding the consolidation of private equity investments and including the consolidation effects of our controlled private equity holdings.

Figures at constant foreign exchange rates

In addition to the actual growth measures, we have explained variances in terms of ‘constant foreign exchange rates’ or ’local currency’. These variances exclude the effect of currency translation difference. We refer to Annex 2 for a further discussion of the use of these non-GAAP financial measures.

Revised interim financial statements

This press release includes a set of interim financial statements as required under IFRS. These statements have been included as Annex 3 to this press release and include a consolidated income statement, consolidated balance sheet, a consolidated statement of changes in equity and a consolidated cash flow statement as well as the relevant accompanying notes to these statements.

Reporting adjustments

For comparison reasons the figures by BU have been adjusted to reflect the following (earlier announced) changes: BU Global Clients is reported in the regions; the International Diamonds & Jewellery Group is included in Group Functions (previously BU Private Clients) and BU Asset Management includes Asset Management France (previously in BU Private Clients).

Financial summary

First quarter 2007 compared with first quarter 2006

Please note that the results of the divested Bouwfonds business and the ABN AMRO Mortgage Group that was divested during the first quarter are presented as ‘discontinued operations’ in 2006 and 2007. For comparison purposes, we have excluded the EUR 365 mln provision recorded in the first quarter of 2007 in light of the status of the DOJ investigation (see Update on status of the DOJ investigation) from the analysis.

Operating income
The Group’s operating income increased by 10.5% on the back of solid increases across all regions, which now include the results of Global Clients as well. The Group’s main growth engines, the BU Latin America, BU Asia and Antonveneta, as well as the BUs Europe and North America were the main drivers behind this increase, underpinned by a very strong performance in the BU Global Markets. Revenues in the BU Europe (excluding Antonveneta) increased by EUR 173 mln, underpinned by a strong performance in our Equities business. BU Asia increased revenues by EUR 145 mln, based on good performances of the retail and commercial banking franchise as well as the Global Markets business as well as a EUR 52 mln positive fair market valuation adjustment impact of Korean Exchange Bank (KEB) versus a negative impact of EUR 24 mln in the first quarter of 2006. The BU North America grew its operating income by EUR 99 mln on the back of a strong increase in non-credit related commercial banking revenues. The BU Latin America increased its revenues by EUR 85 mln due to continued growth in the retail and consumer finance loan portfolios. Antonveneta’s revenues (after IFRS purchase accounting impact) increased by EUR 59 mln, partly as a result of a EUR 22 mln gain on the sale of a part of the Italease stake. This broad-based regional client revenue growth is the result of a consistent focus on our strong local relationships across the various regions in combination with our ability to offer a wide and competitive product suite to our mid-market clients.

Operating expenses
Operating expenses rose by 6.0% mainly due to increases in the BU Europe and the BU Asia. The cost growth in the BU Europe was related to increased bonus accruals on the back of the strongly improved Global Markets revenues. Cost increases in the growth engine BU Asia included branch openings and marketing campaigns.

Operating result	The 20.8% improvement in the operating result was due to an improved performance across all the regional Client BUs, driven by solid organic revenue growth and good cost control.

Loan impairments
Total Group provisions were EUR 417 mln, of which EUR 358 mln were in the consumer portfolio and EUR 59 mln in the commercial portfolio. The provisioning level increased modestly as provisioning for the consumer loan portfolios in the BU Asia went up, and as provisioning levels in Antonveneta increased. Provisions in Asia increased mainly due to organic growth of the consumer banking portfolios in India and Indonesia, partly offset by lower provisions in Taiwan. Provisions in Antonveneta increased from unsustainably low levels in the first quarter of 2006.

Taxes
The effective tax rate was 22.6% for continued operations and 24.4% including discontinued operations, versus 26.5% in the first quarter of 2006. The decline in the effective tax rate is partly due to the reduction in the corporate tax rate in the Netherlands to 25.5% as well as tax credits in the BU Europe and Group Functions.

Profit for the period
The Group’s profit for the period increased to EUR 1,339 mln, up 29.0% and included a net gain on the sale of the US mortgage business of EUR 97 mln, as well as two months of results from the operations of the US mortgage business of EUR 17 mln, booked in results from discontinued operations. Excluding the EUR 114 mln from discontinued operations in the current quarter and

EUR 62 mln in the first quarter of 2006, the profit for the period was EUR 1,225 mln, an increase of 25.5%.

Net profit attributable to ABN AMRO shareholders	Net profit attributable to shareholders was EUR 1,310 mln. Minority interest declined by EUR 6 mln to EUR 29 mln.

Capital ratios
In the first quarter of 2007, we executed EUR 442.5 mln of the EUR 1 bln share buy-back programme. The tier 1 ratio at 31 March 2007 was 8.54%, nine basis points higher than at 31 December 2006. The core tier 1 ratio was 6.35%, an increase of 17 basis points. The total BIS ratio stood at 11.40%, an increase of 26 basis points. As from the interim dividend for 2007, all dividend payments will be in cash. However, should an investor elect to have the cash dividend invested in stock, we will facilitate the process by buying the relevant stock in the open market.

First quarter 2007 compared with fourth quarter 2006

For comparison purposes, we have excluded the EUR 365 mln provision recorded in the first quarter of 2007 in light of the status of the DOJ investigation (see Update on status of the DOJ investigation) from the analysis.

Operating income
Total operating income grew by 1.6% to EUR 5,989 mln. Adjusted for the EUR 38 mln gain on the sale of the domestic Asset Management activities in Taiwan (EUR 38 mln net) and the EUR 110 mln (EUR 75 mln net) Talman judgment booked in the fourth quarter of 2006, the operating income for the quarter increased by 4.2%. Revenue growth in the BU Europe (excluding Antonveneta) and the BU NL were the main drivers of growth. The EUR 129 mln increase in revenues in the BU Europe was mainly due to a strong performance of Global Markets, in particular in its Equities business. The BU NL grew its revenues by 3.0% to EUR 1,360 mln, driven by an increase in Global Markets revenues on the back of a continued good trading environment in the first quarter, as well as growth in the consumer and commercial clients businesses.

Operating expenses
Total operating expenses were down by 4.0% to EUR 3,989 mln. Excluding gross restructuring charges of EUR 123 mln in the fourth quarter of 2006, expenses declined by 1.1%. The fourth quarter of 2006 already showed the first signs of the positive impact of the cost measures taken in the second half of 2006 and the first quarter of 2007 showed continued progress in this regard. The costs were managed down across the board but especially in the BUs Europe and Netherlands, on the back of the actions announced in the second half of 2006.

Operating result
The operating result was up by 15.1% on a reported basis. Adjusted for the Talman judgment, the gain on the sale of the domestic Asset Management activities in Taiwan and the restructuring charge in the fourth quarter of 2006, the operating result showed an increase of 16.8% due to solid revenue growth in all regions, and the additional cost measures taken as well as the realised Services savings. On the same basis, the efficiency ratio improved 3.6 percentage points to 66.6%.

Loan impairments
The provisioning level for the Group declined by 18.1% due to lower provisioning levels in all regions, except for the BU Latin America, where provisioning continued to grow in absolute terms on the back of strong growth in the loan portfolio. For the full year 2007 we still expect a moderate increase in provisions for the Group overall, with consumer provisions set to grow in line with the growth of the consumer portfolios in Brazil, the Netherlands and Asia. Commercial provisions are expected to grow as releases and recoveries will decline further, and the speed of growth will depend on the macro-economic developments for which we have relatively benign expectations.

Taxes	The effective tax rate was 22.6% compared with 20.0% in the previous quarter. We expect the effective tax rate for the full year 2007 will be at least 25%.

Profit for the period
The profit for the period was down by 3.4%. Adjusted for the results from discontinued operations (Bouwfonds, US mortgages), the sale of Asset Management Taiwan, the Talman judgment and the net restructuring charges, the profit for the period was up by 27.5%.

Return on equity	Return on equity for the first quarter was 21.75%.

Risk-weighted assets
As at 31 March 2007, the Group’s risk-weighted assets (RWA) increased by EUR 2.6 bln to EUR 283.3 bln, as RWA growth in the regions was for the biggest part offset by the decline in the BU North America due to the sale of the mortgage business and securitisations.

Recent developments

On 12 February 2007, ABN AMRO announced the start of a EUR 1 bln share buy-back programme. The decision to buy back shares is in line with ABN AMRO's policy of disciplined capital management. The buy-back programme will be completed by 30 June 2007. It was also announced that the 2006 final stock dividend as well as the 2007 interim stock dividend will be neutralised.

On 15 February 2007, SMILE 2007 was launched, a EUR 4.9 bln true sale cash securitisation transaction of Dutch loans to small and medium-sized enterprises. With this transaction regulatory and economic capital is reduced in a very efficient way while transferring part of the credit risk from the Dutch SME loan book.

On 5 March 2007, ABN AMRO announced it had entered into an agreement to acquire a 93.4% interest in Prime Bank from shareholders for a cash consideration of PKR 13.8 bln (EUR 172 mln). On the same date, a tender offer was launched for all remaining shares of Prime Bank from minority shareholders, which was subsequently closed on 5 April 2007. At the close of the tender offer, ABN AMRO had obtained a 96.17% stake in Prime Bank. ABN AMRO was already the third-largest foreign bank in Pakistan. The acquisition will add significant scale to ABN AMRO's franchise in Pakistan, making the combined entity the second largest foreign bank and one of the top ten banks in the country with assets of PKR 124 bln (EUR 1,547 mln) and over 80 branches.

On 19 March 2007, it was confirmed that ABN AMRO had entered into exclusive preliminary discussions with Barclays plc concerning a potential combination of the two organisations.

On 20 March 2007, the objectives to be incorporated in the discussions with Barclays were communicated: The holding company of the combined entity would be a UK incorporated company (PLC) with a primary listing on the London Stock Exchange and secondary listing on Euronext Amsterdam. The new entity would have a UK unitary Board and clear governance and management structures. The first Chairman would be nominated by ABN AMRO and the first Chief Executive Officer would be nominated by Barclays. The head office for the combined entity would be located in Amsterdam. Discussions also were initiated with the UK, Dutch and other relevant regulators as regards seeking the Dutch Central Bank (DNB) to act as lead regulator for the combined entity.

On 28 March 2007, ABN AMRO announced the agenda for the General Meeting of Shareholders (GMS), to be held in The Hague on 26 April 2007. At the GMS, ABN AMRO will ask its shareholders to discuss and vote on the five items proposed by The Children's Investment Fund (TCI). Supervisory and Managing Boards unanimously recommend that shareholders vote against the proposals to break up ABN AMRO and the requirement to return the cash proceeds of any major business disposals to shareholders. As ABN AMRO has already materially incorporated the remaining three TCI proposals in its plans, the Supervisory and Managing Boards see no reason for shareholders to vote in favour of these three motions. Furthermore, the Supervisory Board proposes to appoint Dr Ana Maria Llopis Rivas as member of the Supervisory Board and to reappoint four current Supervisory Board members.

On 13 April 2007, ABN AMRO confirmed that it had received a letter from Royal Bank of Scotland, Banco Santander and Fortis, inviting ABN AMRO to start exploratory talks. ABN AMRO confirmed that the Managing Board and Supervisory Board would consider the letter carefully in line with their responsibilities. On 17 April 2007, ABN AMRO confirmed that it had agreed to the request for a meeting and that it had invited all signatories to a meeting in Amsterdam early in the week commencing 23 April 2007 to seek clarification of their intentions and interests.

On 16 April 2007, a summary of our first quarter results was published. It was decided to publish the preliminary first quarter results early, in light of recent developments and in order to be fully transparent. Besides the financials, it was also reported that regarding the ongoing criminal investigations relating to our dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters, the bank is actively exploring all possible options to resolve these issues. The ultimate resolution of these compliance issues and related investigations and the nature and severity of possible additional sanctions cannot be predicted at this point in time.

On 16 April 2007, ABN AMRO announced that Robert J. Moore, currently Executive Vice President and Chief Financial Officer for LaSalle Bank and ABN AMRO North America, had been appointed head of ABN AMRO’s North American business effective 1 May 2007. He also assumes the title of Senior Executive Vice President in the global ABN AMRO organisation. Mr Moore succeeds Norman R. Bobins, who in January announced that he would retire at year-end. At that time, it was announced that Mr Bobins’ role would be divided into two positions; Mr Moore assumes the Chief Executive post responsible for all of ABN AMRO’s activities in North America while Larry Richman was named President of LaSalle Bank and

LaSalle Bank Midwest, reporting to Mr Moore. As previously announced, Mr Bobins will assume the position of Chairman of LaSalle Bank Corporation on 1 May 2007.

On 17 April 2007, ABN AMRO and Barclays announced that they had extended the exclusivity period to the end of Friday 20 April 2007.

On 23 April 2007, the Managing Board and Supervisory Board of ABN AMRO and the board of Directors of Barclays jointly announced that agreement has been reached on the combination of ABN AMRO and Barclays. The proposed merger will be implemented through an exchange offer pursuant to which ABN AMRO ordinary shareholders will receive 3.225 ordinary shares in Barclays for each existing ABN AMRO ordinary share (the “Offer”). Under the terms of the Offer, Barclays existing ordinary shareholders will own approximately 52 per cent and ABN AMRO existing ordinary shareholders will own approximately 48 per cent of the combined group.

On 23 April 2007, ABN AMRO announced the sale of ABN AMRO North America Holding Company which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation (LaSalle) to Bank of America for USD 21 bln in cash. The sale of LaSalle is expected to complete late 2007 and is subject to regulatory approvals and other customary closing conditions. The sale and purchase agreement permits ABN AMRO to execute a similar agreement for a higher offer for LaSalle for a period of 14 calendar days from the date of the agreement, permits Bank of America to match any higher offer, and provides for a termination fee of USD 200 million payable to Bank of America if the agreement is terminated under certain limited circumstances.

On 25 April 2007, ABN AMRO provided further details regarding the sale of ABN AMRO North America Holding Company to Bank of America, including that the Bank of America contract contains a “calendar” 14 day “go shop” clause which continues until 11:59 PM New York time on 6 May 2007. Under that clause an alternative bidder has these 14 days to execute a definitive sales agreement for the same businesses on superior terms for cash and not subject to a financing condition. This is followed by a 5 business days right for Bank of America to match the new bidder’s superior proposal. The USD 200 mln termination fee is to be paid by ABN AMRO if Bank of America does not match and as a result its contract is terminated. If Bank of America matches there is no further right to terminate the contract for a superior proposal. ABN AMRO further announced that it had that day made a copy of this contract publicly available (filed with the SEC on 6-K). ABN AMRO and its advisors are actively engaged in soliciting alternative bids from the largest US and international banks that may have an interest in LaSalle.

On 25 April 2007, ABN AMRO confirmed that it had received a letter from Royal Bank of Scotland, Banco Santander and Fortis in which they mention for the first time an indicative price per share in relation to a potential transaction with ABN AMRO. Included with the letter was the press release published earlier that day by the three banks. As ABN AMRO had written before to the three banks, ABN AMRO is open to discussing their proposals in order to receive further clarification. In that spirit, ABN AMRO had invited them for a meeting in Amsterdam that same day.

On 25 April 2007, ABN AMRO announced that its Managing Board and Supervisory Board had agreed to provide Royal Bank of Scotland, Banco Santander and Fortis with the same information that was previously shared with Barclays, subject to the execution of confidentiality agreements similar to the one previously signed by Barclays plc, a draft of which would be provided to them forthwith. Although the consortium had provided few additional details with respect to its proposals, this decision is in line with ABN AMRO’s ongoing commitment to consider value-creating opportunities for its shareholders.

The BU Netherlands
(in millions of euros)	quarterly
	Q1 2007	Q1 2006	% change	Q4 2006	% change
Net interest income	838	797	5.1	810	3.5
Net fees and commissions	257	270	(4.8)	247	4.0
Net trading income	190	176	8.0	100	90.0
Other operating income	75	40	87.5	163	(54.0)
Total operating income	1,360	1,283	6.0	1,320	3.0
Total operating expenses	871	850	2.5	914	(4.7)
Operating result	489	433	12.9	406	20.4
Loan impairment	105	85	23.5	112	(6.3)
Operating profit before tax	384	348	10.3	294	30.6
Income tax expense	85	84	1.2	72	18.1
Net operating profit	299	264	13.3	222	34.7
Discontinued operations (net)	0	50		371
Profit for the period	299	314	(4.8)	593	(49.6)

Efficiency ratio	64.0%	66.3%		69.2%

	31 Mar 07	31 Mar 06	% change	31 Dec 06	% change
Staff (fte)	22,317	22,321	(0.0)	22,213	0.5
(in billions of euros)
Total assets	204.7	200.2	2.2	206.3	(0.8)
Risk-weighted assets	86.8	78.1	11.1	81.2	6.9

Note: Staff, Total assets and Risk-weighted assets are based on 'continuing operations'

As of 1 January 2007 the BU Netherlands (BU NL) includes the Global Clients Netherlands activities. The 2006 results have been restated accordingly.

First quarter 2007 compared with first quarter 2006

•	Total operating income increased 6.0%, mainly driven by growth in net interest income in the consumer and commercial client businesses.

The 5.1% increase in net interest income was driven by the liability side. Consumer savings volumes grew by 2% with a fairly stable market share above 20%, while commercial savings volumes grew 6%. Margins on consumer and commercial savings products also increased.

Average loan volume growth for the consumer and commercial client business was 6.0%. Double-digit volume growth in commercial loans (including current accounts) was offset by lower margins. Consumer loan volumes were unchanged, but margins came down due to increased competition. The market share in consumer loans, excluding mortgages, remained stable at 25%.

The mortgage portfolio increased by 4.1% to EUR 80 bln. New mortgage production volumes showed a sharp decline, due to lower refinancing volumes in the Netherlands. ABN AMRO’s market share in new mortgage production declined from 12.0% to 10.6%, reflecting the efforts to maintain margins in times of persistent and fierce price competition. Nonetheless, margins on the mortgage portfolio decreased.

•	Total operating expenses increased by 2.5% to EUR 871 mln. Total staff expenses were flat, but allocated product costs showed a small increase.

•
The operating result increased by 12.9% to EUR 489 mln. Positive scissors of 3.5 percentage points led to an increase in operating profit of EUR 56 mln. The efficiency ratio improved by 2.3 percentage points to 64.0%.

•
Provisions increased by EUR 20 mln to EUR 105 mln, or 50 basis points of average RWA. This increase was due to higher provisioning levels for the Corporate Clients portfolio and was partly offset by an improvement in the credit quality of the consumer portfolio.

•	Net operating profit increased 13.3% to EUR 299 mln.

•	Discontinued operations (net) included the first quarter 2006 results of Bouwfonds. The sale of Bouwfonds was finalised in the fourth quarter of 2006.

•	RWA increased by EUR 8.7 bln to EUR 86.8 bln, mainly due to organic growth of the loan and mortgage portfolio as well as the reallocation of existing RWA relief programmes to the Group.

First quarter 2007 compared with fourth quarter 2006

•	Total operating income was up 3.0% at EUR 1,360 mln, driven by growth in Global Markets revenues as well as consumer and commercial client revenues.

Net interest income was up 3.5% to EUR 838 mln, driven by growth in net interest income from loan products. Volumes in commercial loans increased at flat margins. Volumes and margins in consumer current accounts increased as well.

Mortgages showed an 11.7% decrease in new production, as a result of lower refinancing volumes and the policy to protect margins in the competitive environment. This resulted in a decline in market share in new mortgage production in the first quarter of 1.6 percentage points to 10.6%. In March the Florius label was launched, the successor of Bouwfonds Hypotheken.

A significant increase in business savings volumes also contributed to the quarter-on-quarter increase.

Trading income increased by EUR 90 mln to EUR 190 mln due to a good performance in Global Markets. Especially equity and foreign exchange product revenues increased on the back of increased client activity and benign markets.

Other operating income declined by EUR 88 mln to EUR 75 mln partly due to real estate gains in the fourth quarter that did not recur.

•
Total operating expenses decreased by 4.7% to EUR 871 mln. Excluding the EUR 14 mln restructuring charge taken in the fourth quarter, expenses declined by 3.2% or EUR 29 mln, due to lower non-staff costs.

The BU NL plans to invest further in improving the service levels to its mid-market clients, as 2006 has proven that better client satisfaction leads to higher revenues. The Consumer Client Segment will further improve the quality and functionality of the direct channels. In the Commercial Client Segment we strive to increase added value for our target clients by reducing the number of clients per account manager and by better leveraging our sector-specific knowledge. The costs of these investments will be partly offset by the additional benefits from the Services initiatives, leading to an overall limited cost growth for the BU NL in 2007.

•
The operating result increased by 20.4% to EUR 489 mln. The efficiency ratio improved by 5.2 percentage points to 64.0%. Excluding the restructuring charge, the operating result increased by 16.4%, and the efficiency ratio improved by 4.2 percentage points.

•	Provisions decreased by EUR 7 mln to EUR 105 mln. Expressed as a percentage of average RWA, provisions decreased by 8 basis points to 50 basis points of RWA.

•	The effective tax rate for the BU NL was down by 2.4 percentage points to 22.1%, mainly as the result of the Dutch corporate tax rate being lowered to 25.5%.

•	Discontinued operations (net) included the results of, and the gain on, the sale of Bouwfonds. This transaction was finalised in the fourth quarter of 2006.

•	Net operating profit increased 34.7% to EUR 299 mln.

•	RWA increased by EUR 5.6 bln to EUR 86.8 bln, mainly due to reallocation of existing RWA relief programmes to the Group.

The BU Europe including Antonveneta
(in millions of euros)	quarterly
	Q1 2007	Q1 2006	% change	Q4 2006	% change
Net interest income	444	368	20.7	443	0.2
Net fees and commissions	278	286	(2.8)	275	1.1
Net trading income	516	389	32.6	392	31.6
Results from fin. transactions	13	(32)		77	(83.1)
Results from equity holdings	1	0		(1)
Other operating income	18	27	(33.3)	28	(35.7)
Total operating income	1,270	1,038	22.4	1,214	4.6
Total operating expenses	965	865	11.6	1,031	(6.4)
Operating result	305	173	76.3	183	66.7
Loan impairment	71	32	121.9	130	(45.4)
Operating profit before tax	234	141	66.0	53
Income tax expense	46	70	(34.3)	27	70.4
Profit for the period	188	71	164.8	26

Efficiency ratio	76.0%	83.3%		84.9%

	31 Mar 07	31 Mar 06	% change	31 Dec 06	% change
Staff (fte)	18,204	17,910	1.6	18,067	0.8
(in billions of euros)
Total assets	470.4	391.7	20.1	402.8	16.8
Risk-weighted assets	75.5	76.5	(1.3)	73.8	2.3

In order to facilitate the analysis, we have split the BU Europe into two parts: the BU Europe excluding Antonveneta, and Antonveneta.

The BU Europe excluding Antonveneta
(in millions of euros)	quarterly
	Q1 2007	Q1 2006	% change	Q4 2006	% change
Net interest income	125	109	14.7	132	(5.3)
Net fees and commissions	143	137	4.4	125	14.4
Net trading income	496	371	33.7	380	30.5
Results from fin. transactions	(2)	(34)		(11)
Results from equity holdings	1	0		0
Other operating income	(3)	4		5
Total operating income	760	587	29.5	631	20.4
Total operating expenses	630	550	14.5	677	(6.9)
Operating result	130	37		(46)
Loan impairment	(7)	0		17
Operating profit before tax	137	37		(63)
Income tax expense	6	19	(68.4)	(2)
Profit for the period	131	18		(61)

Efficiency ratio	82.9%	93.7%		107.3%

	31 Mar 07	31 Mar 06	% change	31 Dec 06	% change
Staff (fte)	8,793	8,075	8.9	8,460	3.9
(in billions of euros)
Total assets	416.9	341.5	22.1	351.3	18.7
Risk-weighted assets	34.5	37.5	(8.0)	33.7	2.4

As of 1 January 2007, the BU Europe includes the Global Clients Europe activities. The BU Europe serves three client bases, corporates and financial institutions, which account for 99% of operating income, and consumer clients. The BU Europe also includes a large part of the BU Global Markets infrastructure, and approximately two-thirds of the BU Europe’s revenues were from Global Markets products. Overall results have therefore been, and will continue to be, impacted by market volatility.

First quarter 2007 compared with first quarter 2006

•	Total operating income increased by 29.5% due to significantly higher Global Markets revenues.

Financial Markets (rates, foreign exchange, credit and alternatives) revenues increased significantly as a result of continued growth in structured products. In particular, credit and alternatives, underpinned by Structured Credit. Financial Markets launched ABN AMRO’s Eco-Markets initiative to focus on sustainable and responsible investment. The Private Investor Product offering, focused on Germany, Switzerland and Italy, continued its growth trend during the first quarter of 2007. Key transactions successfully executed by Structured Finance included the EUR 277 mln deal for TS Marine (Contracting) Ltd which involved ABN AMRO structuring an innovative financing structure for the purchase of three, high specification, decommissioning vessels for the offshore industry.

Substantial M&A revenues were generated from advising Tata in the EUR 6.2 bln Tata/Corus acquisition.

Transaction Banking revenues increased largely due to the continued focus on Eastern European markets, in particular Russia, Romania and Kazakhstan, on the back of energy sector growth and higher overnight interest rates.

•	Total operating expenses increased by 14.5%. This was due to a higher bonus accrual to support significant revenue growth.

•
The operating result improved by EUR 93 mln to a profit of EUR 130 mln. The BU Europe had positive scissors of 15.0 percentage points, leading to an operating result improvement of EUR 93 mln to EUR 130 mln and an efficiency ratio improvement of 10.8 percentage points to 82.9%.

•
Provisioning was a net release of EUR 7 mln, compared with a level of zero net provisions in the first quarter 2006. Although credit quality is expected to remain strong, the current favourable provisioning level is not deemed sustainable over the longer term.

•
The BU Europe also benefited from a EUR 47 mln tax credit in the first quarter of 2007, linked to the UK business, which resulted in an effective tax rate of 4%. Excluding this tax credit, the effective tax rate was 39%.

•	Profit for the period increased by EUR 113 mln to a profit of EUR 131 mln.

First quarter 2007 compared with fourth quarter 2006

The fourth quarter comparison is impacted by a EUR 18 mln gross (EUR 13 mln net of tax) restructuring charge booked in the fourth quarter of 2006 to improve the operational performance of Global Markets.

•
Total operating income increased by 20.4% as revenues benefited from a strong performance in Equities, which reported its best quarter ever. In particular, increased client activity in volatility products, Private Investor Products, as well as selective risk taking resulted in an increase in Equity revenues booked in the BU Europe of nearly 70%. M&A revenues increased due to a number of high profile mandates such as the EUR 300 mln Pfleiderer AG deal, in which we acted as the lead financial advisor in the public cash offer for Pergo AB. Transaction Banking revenues were supported by new product initiatives in Western Europe.

•
Total operating expenses decreased by 6.9%. Excluding the restructuring charge, operating expenses decreased by 4.4%. This decrease in expenses, together with the simultaneous increase in transaction volumes to support the EUR 129 mln revenue increase, reflects the significant improvement in the productivity of the BU Europe platform. This has been achieved through an ongoing streamlining of European hub support functions, including a substantial net headcount reduction during the fourth quarter 2006. First quarter 2007 Full-Time Equivalent (FTE) staff figures increased compared with fourth quarter 2006 due to the inclusion of Risk, Audit and Compliance FTEs that were previously reported in Group Functions. This did not result in additional costs.

•
The operating result increased by EUR 176 mln to a positive EUR 130 mln, resulting in an efficiency ratio of 82.9%, a decrease of 24.4 percentage points. Excluding the restructuring charge taken in the fourth quarter, the efficiency ratio improved by 21.5 percentage points.

•	Provisions were a net release of EUR 7 mln in the first quarter 2007, compared with a net provision of EUR 17 mln in the fourth quarter 2006.

•	Profit for period increased by EUR 192 mln to a profit of EUR 131 mln.

Strategic initiatives

The first quarter 2007 results reflect the benefit of actions taken by the BU Europe in 2006 to reduce costs and increase productivity. These include a number of participation choices made in 2006, which continue to affect the BU Europe. This included the exit of Commodities and Infrastructure Capital. The BU Europe will continue to reduce or exit those businesses that fail to deliver the expected returns. In addition, the BU Europe streamlined client coverage for corporate clients, which has led to faster decision-making, a higher quality of service for our clients, and a lower coverage cost per client. In addition, Global Markets is targeting a 75% global efficiency ratio in 2007, which will positively impact Europe in 2007. The BU Europe continues to focus on efficiency and reduce the Services cost base as a proportion of total cost base. The successful implementation of the Services Operations and the Services IT tracks initiated in April 2006 is accelerating the delivery of a structural change in the BU Europe cost base.

The first quarter results also reflect initiatives launched to support revenue growth, which are successfully supporting the BU Europe on its path to profitability in 2007. The BU Europe continues to focus on growing Financial Institutions revenues through focusing on high-margin, capital-efficient, multi-product offerings. We also continue to expand our successful Private Investor Product business into new products and new markets. In 2007, the BU Europe is rolling out e-Business Banking, a highly competitive and efficient standardised web-based product delivery to our target clients. We have launched in two countries in the first quarter 2007 and will roll out to two more during 2007, with full European coverage in 2008. We are focusing our growth investments in the expanding economies of Eastern Europe, delivering standardised complex products to these markets and building on our local presence and specialised coverage to target selected client segments. This includes a strategy of Consumer Banking expansion in our target Eastern European markets, including the planned opening of a consumer business in Russia, to build on our strong local commercial position.

The BU Europe and Global Clients in Europe will also continue to focus on increasing the delivery of industry expertise to our clients. The BU Europe has also initiated a streamlining of the country-operating model through hubbing product delivery and offshoring support functions. We have opened a new low-cost, high-quality Offshoring Centre in Poland to support the bank’s European operations.

Revenue growth has been supported by strict capital discipline and increased capital recycling. The BU Europe is focusing on ‘originate to sell’ lending and dynamically managing capital to re-allocate it from Western Europe to the target Eastern European growth markets, and in Western Europe from Corporates to Financial Institutions.

Antonveneta
(in millions of euros)
	BAPV results stand alone			Purchase accounting			Total
	Q1 2007	Q1 2006	Q4 2006	Q1 2007	Q1 2006	Q4 2006	Q1 2007	Q1 2006	Q4 2006
Net interest income	322	282	315	(3)	(23)	(4)	319	259	311
Net fees and commissions	135	149	150	0	0	0	135	149	150
Net trading income	20	18	12	0	0	0	20	18	12
Results from fin. transactions	28	3	128	(13)	(1)	(40)	15	2	88
Results from equity holdings	0	0	(1)	0	0	0	0	0	(1)
Other operating income	21	23	23	0	0	0	21	23	23
Total operating income	526	475	627	(16)	(24)	(44)	510	451	583
Total operating expenses	290	269	308	45	46	46	335	315	354
Operating result	236	206	319	(61)	(70)	(90)	175	136	229
Loan impairment	78	32	113	0	0	0	78	32	113
Operating profit before tax	158	174	206	(61)	(70)	(90)	97	104	116
Income tax expense	63	78	50	(23)	(27)	(21)	40	51	29
Profit for the period	95	96	156	(38)	(43)	(69)	57	53	87
Efficiency ratio	55.1%	56.6%	49.1%				65.7%	69.8%	60.7%

Staff (fte)							9,411	9,835	9,607
(in billions of euros)
Risk-weighted assets							41.0	39.0	40.1

Please note that the purchase accounting impacts results from the valuation of intangible assets (amounting to EUR 1,194 mln) and fair-value adjustments of principally financial assets and liabilities. The intangible assets are amortised over a period of approximately eight years under operating expenses. The fair-value adjustments are substantially amortised through net interest income over a period ranging from one to eight years dependent on the duration of the respective assets and liabilities and/or adjusted realised gains on sales of related assets and liabilities.

The analysis below is based on results of Antonveneta on a stand-alone basis.

First quarter 2007 compared with first quarter 2006

•
Total operating income increased by 10.7% to EUR 526 mln partly due to a EUR 21 mln reclassification between loan impairment and net interest income in respect of interest on impaired loans which was not applied in 2006, and on the back of a EUR 25 mln increase in results from financial transactions. The latter increase included a EUR 22 mln gain on the sale of part of the Italease stake. Excluding the above reclassification and the sale of Italease stake, total operating income was up 1.7% despite a 9.4% decline in net commissions due to fewer investment products sold to retail customers. We expect operating income to accelerate in the second half of 2007.

•
Total operating expenses were up 7.8% to EUR 290 mln. This was driven by a EUR 20 mln increase in general and administrative expenses as a result of integration costs. Excluding these integration costs, total operating expenses were up by 0.4%.

•
The operating result increased by 14.6% to EUR 236 mln resulting in an efficiency ratio of 55.1%. Excluding the reclassification on net interest income and the gain on the sale of the Italease stake and the integration costs, the operating result was up by 3.4%, leading to an efficiency ratio of 55.9%.

•	Provisions increased by EUR 46 mln to EUR 78 mln, but were significantly below the annualised normalised third quarter 2006 level of EUR 96 mln.

•	Profit for the period decreased by EUR 1 mln to EUR 95 mln.

•	The effective tax rate decreased to 39.9% from 44.8%, mainly on the back of a tax-free gain on the sale of the Italease stake.

First quarter 2007 compared with fourth quarter 2006

•
Total operating income decreased by 16.1% to EUR 526 mln due to a EUR 100 mln decrease in results from financial transactions, a EUR 15 mln decrease in net fees and commissions due to margin pressure, partly offset by EUR 8 mln increase in trading activities. Excluding the EUR 92 mln gain on the sale of the Italease stake in the fourth quarter of 2006, as well as in the first quarter 2007, total operating income was down by 10.7%.

•
Total operating expenses were down by 5.8%, driven by a significant decrease in general and administrative expenses due to lower rebranding and integration costs. Excluding the rebranding and integration costs sustained in both quarters, total operating expenses were flat at EUR 270 mln.

•	The operating result decreased by 26.0%. Excluding the items mentioned above, the operating result was down by 21.4%.

•	Provisions decreased by 31.0% to EUR 78 mln compared with EUR 113 mln in the previous quarter.

•	Profit for the period was down by EUR 61 mln to EUR 95 mln.

•	The effective tax rate increased to 39.9% from 24.3%, mainly due to bigger tax exempt gains in the previous quarter.

Recent developments

Our private banking group launched its branch-opening plan with a view to covering the wealthiest regions. The first branch was opened in Padua in February, and five additional branches will be opened in Milan, Bologna, Rome, Treviso and Vicenza by the end of April, with five further branch openings expected by the end of September.

The BU North America
(in millions of euros)	quarterly
	Q1 2007	Q1 2006	% change	% change [1]	Q4 2006	% change	% change [1]
Net interest income	575	589	(2.4)	6.7	612	(6.0)	(5.2)
Net fees and commissions	258	202	27.7	39.4	252	2.4	3.3
Net trading income	90	52	73.1	88.8	54	66.7	67.8
Results from fin. transactions	8	(15)			33	(75.8)	(75.2)
Results from equity holdings	1	2			1
Other operating income	63	66	(4.5)	4.7	177	(64.4)	(64.1)
Total operating income	995	896	11.0	21.4	1,129	(11.9)	(11.1)
Total operating expenses	662	640	3.4	13.2	714	(7.3)	(6.4)
Operating result	333	256	30.1	41.8	415	(19.8)	(19.1)
Loan impairment	(1)	(15)	(93.3)	(92.0)	8
Operating profit before tax	334	271	23.2	34.4	407	(17.9)	(17.2)
Income tax expense	96	53	81.1	97.7	111	(13.5)	(12.6)
Net operating profit	238	218	9.2	19.0	296	(19.6)	(18.9)
Discontinued operations (net)	114	12			32
Profit for the period	352	230	53.0	67.1	328	7.3	8.5
Efficiency ratio	66.5%	71.4%			63.2%

1) % change at constant foreign exchange rates (see annex 2)
	31 Mar 07	31 Mar 06	% change		31 Dec 06	% change
Staff (fte)	14,429	15,412	(6.4)		14,914	(3.3)
(in billions of euros)
Total assets	161.5	152.7	5.8		156.2	3.4
Risk-weighted assets	60.5	75.5	(19.9)		67.6	(10.5)

Note: Staff, Total assets and Risk-weighted assets are based on 'continuing operations'

As of 1 January 2007, the BU North America includes the Global Clients North America activities.

Please note that all comparisons below are at constant exchange rates (percentages as in the table above) in order to facilitate comparison.

On 22 January 2007, ABN AMRO announced the sale of ABN AMRO Mortgage Group, Inc., its US-based residential mortgage broker origination platform and residential mortgage servicing business, to Citigroup. Closing of this transaction occurred on 28 February 2007, and the gain on the sale as well as the two months of results of the divested business are reported as discontinued operations.

First quarter 2007 compared with first quarter 2006

•         Total operating income increased by 21.4% on the back of an improved contribution from most business lines despite continued challenges from the yield curve, which was inverted for most of the quarter compared with being flat for most of the first quarter 2006.

The revenues of the commercial banking franchise increased by 2.6%, with strong growth in non-interest income more than compensating for a decline in net interest income. The high-touch client focus, aimed at deepening customer relationships, resulted in a strong increase in non-credit related revenues, with non-interest income growing by 22.9%. Cross-sell revenue grew predominantly on the back of structured credit products, derivatives and syndication fee income. Net interest income declined as the positive impact of loan growth of 6.1% and higher deposit spreads was offset by the impact of a decline in loan spreads and a decline in deposits.

The operating income of the retail banking business was unchanged. The increase in deposits at slightly higher deposit spreads was offset by a 7.4% decline in home equity loans at lower loan spreads leading to a marginal decline in net interest income. The decrease in home equity loans was driven by the interest rate environment and the Michigan economy.

The previously announced sale of ABN AMRO Mortgage Group was completed on 28 February 2007. The gain of EUR 97 mln and two months of profits of EUR 17 mln are reported as discontinued operations.

•         Total operating expenses increased by 13.2%, mainly driven by an increase in costs allocated from Global Markets. Within the previously announced efficiency improvement programme, 60% of the planned 900 FTE reductions were completed by the end of the first quarter, with the remainder expected to be completed by the end of the second quarter. As stated with the fourth quarter 2006 results, as a consequence of the divestiture of the mortgage business, the BU North America expects to remove approximately USD 100 mln from its expense base over a two-year period, beyond the previously identified efforts to create a more streamlined cost base.

•         The operating result increased by 41.8% and the efficiency ratio improved by 4.9 percentage points to 66.5%.

•         Provisions increased by EUR 14 mln from a net release of EUR 15 mln to a net release of EUR 1 mln. Although credit quality is expected to remain strong, the current favourable provisioning level is not deemed sustainable over the longer term, and we therefore expect a gradual further increase in 2007.

•         The effective tax rate increased from 19.6% to 28.7%, as tax releases that occurred in the first quarter of 2006 did not recur in the first quarter of 2007.

•         Profit for the period increased by 67.1% to EUR 352 mln. Excluding discontinued operations, profit for the period increased by 19.0% to EUR 238 mln.

First quarter 2007 compared with fourth quarter 2006

•         Total operating income decreased by 11.1%. Excluding the impact of the Talman judgment (EUR 110 mln gross, EUR 75 mln net) in the fourth quarter of 2006, total operating income decreased by 1.5%.

Revenues of the commercial banking business fell by 4.8%, as growth in non-interest income was more than offset by lower interest income. Interest income declined, as loan growth of 1.4% was offset by lower loan and deposit spreads. Despite a continued increase in cross-sell revenue from structured credit derivatives and syndications, commercial banking non-interest income declined because the previous quarter benefited from a large transaction that did not recur in the first quarter.

The operating income of the retail banking business activities decreased by 0.9% as the modest improvement in deposit volumes and spreads was offset by a 1.8% decline in home equity volumes. Non-interest income declined primarily due to a reduction in overdraft fees as average checking account balances increased.

•         Total operating expenses decreased by 6.4%. Excluding the restructuring charge (EUR 52 mln gross, EUR 39 mln net) in the fourth quarter of 2006, expenses increased by 0.9%.

•         The operating result decreased by 19.1% and the efficiency ratio increased by 3.3 percentage points to 66.5%. Excluding the impact of the Talman judgment and the restructuring charge, the operating result decreased by 5.9% and the efficiency ratio increased by 1.5 percentage points to 66.5%.

•         Provisions declined by EUR 9 mln from a net charge of EUR 8 mln to a net release of EUR 1 mln.

•         The effective tax rate increased by 1.4 percentage points to 28.7%.

•         Profit for the period increased by 8.5% to EUR 352 mln. Excluding discontinued operations, profit for the period fell 18.9% to EUR 238 mln.

Recent developments

On 16 April 2007, ABN AMRO announced that Robert J. Moore, currently Executive Vice President and Chief Financial Officer for LaSalle Bank and ABN AMRO North America, had been appointed head of ABN AMRO’s North American business effective 1 May 2007. He also assumes the title of Senior Executive Vice President in the global ABN AMRO organisation. Mr Moore succeeds Norman R. Bobins, who in January announced that he would retire at year-end. At that time, it was announced that Mr Bobins’ role would be divided into two positions; Mr Moore assumes the Chief Executive post responsible for all of ABN AMRO’s activities in North America while Larry Richman was named President of LaSalle Bank and LaSalle Bank Midwest, reporting to Mr Moore. As previously announced, Mr Bobins will assume the position of Chairman of LaSalle Bank Corporation on 1 May 2007.

On 23 April 2007, ABN AMRO announced the sale of ABN AMRO North America Holding Company which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation (LaSalle) to Bank of America for USD 21 bln in cash. The sale of LaSalle is expected to complete late 2007 and is subject to regulatory approvals and other customary closing conditions. The sale and purchase agreement permits ABN AMRO to execute a similar agreement for a higher offer for LaSalle for a period of 14 calendar days from the date of the agreement, permits Bank of America to match any higher offer, and provides for a termination fee of USD 200 million payable to Bank of America if the agreement is terminated under certain limited circumstances.

On 25 April 2007, ABN AMRO provided further details regarding the sale of ABN AMRO North America Holding Company to Bank of America, including that the Bank of America contract contains a “calendar” 14 day “go shop” clause which continues until 11:59 PM New York time on 6 May 2007. Under that clause an alternative bidder has these 14 days to execute a definitive sales agreement for the same businesses on superior terms for cash and not subject to a financing condition. This is followed by a 5 business days right for Bank of America to match the new bidder’s superior proposal. The USD 200 mln termination fee is to be paid by ABN AMRO if Bank of America does not match and as a result its contract is terminated. If Bank of America matches there is no further right to terminate the contract for a superior proposal. ABN AMRO further announced that it had that day made a copy of this contract publicly available (filed with the SEC on 6-K). ABN AMRO and its advisors are actively engaged in soliciting alternative bids from the largest US and international banks that may have an interest in LaSalle.

The BU Latin America
(in millions of euros)	quarterly
	Q1 2007	Q1 2006	% change	% change [1]	Q4 2006	% change	% change [1]
Net interest income	826	736	12.2	18.7	751	10.0	8.4
Net fees and commissions	140	151	(7.3)	(2.1)	151	(7.3)	(8.4)
Trading income / results fin. trans.	53	53	0.0	9.4	90	(41.1)	(41.9)
Results from equity holdings	10	13	(23.1)	(18.5)	10	0.0	(1.0)
Other operating income	21	12	75.0	85.0	16	31.3	28.1
Total operating income	1,050	965	8.8	15.3	1,018	3.1	1.7
Total operating expenses	584	570	2.5	7.8	607	(3.8)	(5.1)
Operating result	466	395	18.0	26.0	411	13.4	11.7
Loan impairment	190	173	9.8	17.9	159	19.5	18.0
Operating profit before tax	276	222	24.3	32.3	252	9.5	7.7
Income tax expense	99	90	10.0	29.6	52	90.4	64.0
Profit for the period	177	132	34.1	34.2	200	(11.5)	(7.0)
Efficiency ratio	55.6%	59.1%			59.6%

1) % change at constant foreign exchange rates (see annex 2)
	31 Mar 07	31 Mar 06	% change		31 Dec 06	% change
Staff (fte)	28,912	27,020	7.0		28,205	2.5
(in billions of euros)
Total assets	44.6	33.4	33.5		39.4	13.2
Risk-weighted assets	25.9	22.5	15.1		24.2	7.0

As of 1 January 2007, the BU Latin America includes the Global Clients Latin America activities.

Please note that all comparisons below are at constant exchange rates (percentages as in the table above) in order to facilitate comparison.

First quarter 2007 compared with first quarter 2006

•         Total operating income increased by 15.3%, driven by an improved contribution from all business lines and on the back of continued strong growth of the Brazil loan portfolio. The relative contribution from Brazil to total operating income of the BU Latin America was unchanged at 95%.

The Brazilian retail banking line of business, which comprises households and SMEs, contributed 66.8% to total operating income from Brazil. It grew by 15.0%, fuelled by a 27.6% increase in the retail loan portfolio at lower net interest margins. The decline in retail net interest margins was the result of the relatively stronger growth in lending to SMEs compared with the growth in higher net interest margin lending to households, and also due to declining margins overall. Average balances in the SME credit portfolio, which accounted for 50.9% of the total retail loan portfolio, grew by 34.5%. Average balances in the households loan portfolio, which accounted for 49.1% of the total retail loan portfolio, increased by 21.1% on the back of new client acquisitions, growth in personal loans and credit cards, as well as a further expansion in mortgage loans.

For the Aymoré consumer finance activities, which contributed 10.8% to total operating income from Brazil, revenues were up by 19.2% on the back of strong loan growth, partly offset by a decline in net interest margins and higher origination costs. Average balances grew by 31.8% to BRL 13.8 bln.

Commercial banking, including the results formerly reported under Global Clients, accounted for 8.9% of total income from Brazil, increasing its revenues by 5.7% on the back of loan growth, client-related trading income and commissions.

•         Total operating expenses increased by 7.8%, partly reflecting the impact of the new collective labour agreement (CLA) that came into effect in September 2006.

•         The operating result improved by 26.0% and the efficiency ratio improved by 3.5 percentage points to 55.6%.

•          Provisions increased by 17.9% to EUR 190 mln, equivalent to 303 basis points of average RWA, compared with 377 basis points of average RWA reported in the first quarter of 2006 under the old reporting structure. Under the old structure RWA were lower than under the new structure.

•         Operating profit before tax grew by 32.3%.

•         The effective tax rate declined by 4.6 percentage points to 35.9%. The appreciation of the Brazilian real relative to the US dollar led to a hedge-related tax charge of EUR 20 mln compared with a hedge-related tax charge of EUR 32 mln in the first quarter of 2006.

•         Profit for the period grew by 34.2% to EUR 177 mln.

First quarter 2007 compared with fourth quarter 2006

•         Total operating income of the BU LA increased by 1.7%, as continued strong growth in the Brazilian retail loan portfolio was partly offset by lower net interest margins and a decline in non-interest income as the fourth quarter of 2006 benefited from a number of large transactions, including for CVRD and Marfrig, that did not recur in the first quarter of 2007.

The operating income of the Brazilian retail banking line of business grew by 0.8% on the back of 6.7% growth of the overall retail loan portfolio resulting from increases of 8.1% in the SME loan portfolio and 5.3% in the households loan portfolio, largely offset by lower net interest margins.

Despite good volume growth, the operating income of the Brazilian Aymoré consumer finance operations declined by 1.7% due to higher origination costs and a decrease in net interest margins. During the quarter, the consumer finance loan portfolio increased by 6.8%.

Commercial banking revenues decreased by 3.6%, as the impact of loan growth was offset by a decline in non-interest income as a number of larger transactions in the previous quarter did not recur in the first quarter.

•         Total operating expenses fell by 5.1%, due to a decrease in marketing and consultancy expenses and lower bonus accruals.

•         The operating result increased by 11.7%. The efficiency ratio improved by 4.0 percentage points to 55.6%.

•         Provisions increased by 18.0% to EUR 190 mln, equivalent to 303 basis points of average RWA compared with 329 basis points of average RWA reported in the fourth quarter of 2006 under the old reporting structure. Under the old reporting structure, RWA were lower than under the new structure. The absolute increase was due to the fact that the fourth quarter of 2006 benefited from the sale of non-performing loans (NPL) of a larger size than were sold in the first quarter of 2007. Excluding the impact of the NPL sales, provisions remained stable in absolute terms.

•         Operating profit before tax increased by 7.7%.

•         The effective tax rate was 35.9%, an increase of 15.3 percentage points from the fourth quarter. The appreciation of the Brazilian real against the US dollar led to a hedge-related tax charge of EUR 20 mln compared with a hedge-related tax charge of EUR 8 mln in the fourth quarter of 2006.

•         Profit for the period decreased by 7.0% to EUR 177 mln.

The BU Asia
(in millions of euros)	quarterly
	Q1 2007	Q1 2006	% change	% change [1]	Q4 2006	% change	% change [1]
Net interest income	155	147	5.4	14.7	165	(6.1)	(5.8)
Net fees and commissions	209	167	25.1	34.6	267	(21.7)	(21.3)
Trading income / results fin. trans.	195	83	134.9	150.5	108	80.6	81.5
Results from equity holdings	17	22	(22.7)	(16.8)	17	0.0	0.6
Other operating income	4	16	(75.0)	(75.0)	9	(55.6)	(55.6)
Total operating income	580	435	33.3	43.4	566	2.5	2.9
Total operating expenses	396	332	19.3	27.5	407	(2.7)	(2.1)
Operating result	184	103	78.6	94.5	159	15.7	15.7
Loan impairment	53	36	47.2	61.9	78	(32.1)	(31.5)
Operating profit before tax	131	67	95.5	111.9	81	61.7	61.2
Income tax expense	24	23	4.3	9.6	35	(31.4)	(32.6)
Profit for the period	107	44	143.2	165.5	46	132.6	132.6
Efficiency ratio	68.3%	76.3%			71.9%

1) % change at constant foreign exchange rates (see annex 2)
	31 Mar 07	31 Mar 06	% change		31 Dec 06	% change
Staff (fte)	15,354	12,202	25.8		14,141	8.6
(in billions of euros)
Total assets	75.2	67.3	11.7		69.8	7.7
Risk-weighted assets	18.3	17.1	7.0		16.5	10.9

As of 1 January 2007, the BU Asia includes the Global Clients Asia activities.

First quarter 2007 compared with first quarter 2006

The year-on-year comparison of operating income and profit was positively impacted by the fair-market value changes of the stake in KEB (a positive EUR 52 mln in the first quarter of 2007 and a negative EUR 24 mln in the first quarter of 2006). Although the fair-market value change is a part of regular income, it creates substantial volatility in income.

•
Total operating income increased by 33.3%, or EUR 145 mln, to EUR 580 mln, driven by strong growth in the consumer businesses, supported by the EUR 76 mln increase in revenues as a result of the fair-market value changes of our stake in KEB.

Growth in the consumer business was driven by continued growth of the Van Gogh Preferred Banking (VGPB) business and Consumer Finance business. The number of clients in Asia increased to 3.3 million. Fee income from sale of wealth management products increased as a result of the strong equity markets. The growth was particularly strong in Singapore, Hong Kong and China where the equity markets showed a steady improvement. The Assets under Administration of VGPB clients grew by 15% to EUR 8.2 billion. Net interest income also improved with significant growth in credit cards and personal loans in Indonesia, India and UAE. The number of credit cards increased by 14% to 2.9 million from the same quarter last year and end of period net receivables (excluding Taiwan) grew by 39%.

Revenues from the commercial clients segment in the first quarter benefited from significant Mergers & Acquisitions (M&A) and Equity Capital Markets (ECM) deal closures in the Philippines, the United Arab Emirates, Hong Kong, India and Australia. In addition, cash management within Transaction Banking showed a strong increase in the first quarter of 2007 compared to the same quarter last year. Global Markets revenues held up well on the back of continued volatility in Asian equity markets. This led to a good performance overall but as a result of market volatility it was a lower first quarter compared with the same quarter last year.

The contribution from Saudi Hollandi Bank decreased by EUR 7 mln to EUR 14 mln.

India and China are two of our key countries in Asia and are a major focus of our growth efforts. In China revenue increased 63%, showing that our efforts are starting to bear fruit. The commercial business in China is seeing steady growth in its loan portfolio size, and is experiencing larger interest margins and higher commission income as a result of increasing asset sizes. For the consumer business, VGPB revenues alone have grown 90% and Assets under Administration (AuA) increased by 15% from last year as has income from selling structured products.

India had its best quarter ever, growing revenues by over 48%, riding on strong growth in business across client segments. Consumer revenues grew by 60%, primarily due to continued growth in the credit card and personal loan portfolios, as well as in commissions on third-party insurance products. The credit cards base grew by 19%, taking the overall client base to over 1.5 mln. The Commercial business grew by over 30% from the previous year as a result of strong performance across products, especially Global Markets. The SME and mid-market client base more than doubled, largely driven by templated offerings. Highlights for the first quarter of 2007 include the closing of the high profile Tata-Corus deal and the continued success of the microfinance business which now reaches 391,590 very low-income households through 27 microfinance institutions across 17 states in India.

•
Total operating expenses increased by 19.3% to EUR 396 mln, as we continued to invest in new branches, staff hires and marketing campaigns. In the first quarter, we opened14 new branches across China, India and Pakistan.

•	The operating result improved by 78.6% to EUR 184 mln.

•	Provisioning increased by EUR 17 mln to EUR 53 mln or 122 basis points of average RWA, reflecting strong growth in consumer finance businesses, particularly in India and Indonesia.

•	Profit for the period increased by 143.2% to EUR 107 mln, mainly due to an improved operating result, supported by lower provisioning and a lower effective tax rate.

First quarter 2007 compared with fourth quarter 2006

The quarter-on-quarter comparison of operating income and profit was positively impacted by the fair-market value changes of the stake in KEB (EUR 52 mln in the first quarter of 2007 and EUR 15 mln in the fourth quarter of 2006). Furthermore, the comparison was impacted by the EUR 10 mln gross (EUR 7 mln net) restructuring charge in the fourth quarter.

•
Total operating income increased by 2.5%, driven by strong growth in the consumer businesses, supported by the EUR 67 mln increase in revenues as a result of the fair-market value changes of our stake in KEB.

The first quarter 2007 was a record quarter for the consumer businesses. The strong performance was driven by the VGPB Wealth Management businesses in Greater China and Singapore, and the credit card businesses in India, UAE and Indonesia. Taiwan showed increasing revenue momentum as revenues grew by 14%, and provision levels are stabilised.

The commercial business continued its expansion during the first quarter although this was generally a slower quarter following on from the exceptional closure to the year in the fourth quarter of 2006. Robust growth continued to be seen in Hong Kong, Taiwan, the Philippines and India. Product contributions came predominantly from Global Markets, M&A and ECM and Transaction Banking. M&A and ECM revenues closed several large transactions, including Maynilad, Qatar Telecom and Tata, while Transaction Banking was driven by strong growth in the cash management business which grew 15%. The sub-segments of SME and Inbound Clients continued to perform well.

•	Total operating expenses decreased by 2.7%. Adjusted for the EUR 10 mln restructuring charge in the fourth quarter of 2006, expenses were flat, reflecting strong cost control.

•         The operating result increased by 15.7% to EUR 184 mln.

•
Provisioning decreased by EUR 25 mln to EUR 53 mln, mainly due to certain exceptional items in the fourth quarter. In addition, the credit situation in Taiwan is showing signs of improvement and provision levels are trending downwards.

•	Profit for the period increased by 132.6% to EUR 107 mln.

Recent developments

On 5 March 2007, ABN AMRO announced it had entered into an agreement to acquire a 93.4% interest in Prime Bank from shareholders for a cash consideration of PKR 13.8 bln (EUR 172 mln). On the same date, a tender offer was launched for all remaining shares of Prime Bank from minority shareholders, which was subsequently closed on 5 April 2007. At the close of the tender offer, ABN AMRO had obtained a 96.17% stake in Prime Bank. ABN AMRO was already the third-largest foreign bank in Pakistan. The acquisition will add significant scale to ABN AMRO's franchise in Pakistan, making the combined entity the second largest foreign bank and one of the top 10 banks in the country with assets of PKR 124 bln (EUR 1,547 mln) and over 80 branches.

The BU Asset Management
(in millions of euros)	quarterly
	Q1 2007	Q1 2006	% change	% change [1]	Q4 2006	% change	% change [1]
Net interest income	(4)	(4)			0
Net fees and commissions	219	180	21.7	22.7	211	3.8	3.9
Net trading income	2	4			(1)
Other operating income	14	30	(53.3)	(51.0)	67	(79.1)	(79.0)
Total operating income	231	210	10.0	11.3	277	(16.6)	(16.5)
Total operating expenses	151	132	14.4	15.6	163	(7.4)	(7.2)
Operating profit before tax	80	78	2.6	4.0	114	(29.8)	(29.7)
Income tax expense	22	16	37.5	38.8	22	0.0	0.0
Profit for the period	58	62	(6.5)	(5.0)	92	(37.0)	(36.8)
Efficiency ratio	65.4%	62.9%			58.8%

1) % change at constant foreign exchange rates (see annex 2)
	31 Mar 07	31 Mar 06	% change		31 Dec 06	% change
Staff (fte)	1,837	1,671	9.9		1,630	12.7
(in billions of euros)
Assets under Management	209	188	11.2		193	8.3
Total assets	1.7	1.3	30.8		1.4	21.4
Risk-weighted assets	0.9	0.5	80.0		0.9	0.0

Please note that the results from Asset Management France (previously booked in the BU Private Clients) were transferred to ABN AMRO Asset Management as from the start of 2007. For the purpose of comparison, 2006 numbers have been restated.

First quarter 2007 compared with first quarter 2006

Please note that the comparisons in the section below are affected by the EUR 28 mln (gross and net) gain on the sale of the Asset Management operations in Curacao, completed in the first quarter of 2006.

•
Total operating income went up by 10.0% to EUR 231 mln. Excluding the gain mentioned above, total operating income increased by 26.9%, mainly driven by higher management and service fee income. The 21.7% increase in commission income was related to the higher Asset under Management (AuM) levels, the higher fee levels on existing products and a further shift in the asset mix towards more profitable products.

The continuous growth reflects a shift towards more tailored solutions as well as further improvements in client service which mean that ABN AMRO Asset Management’s offering is better connected to the clients’ needs.

The implementation of the new Group structure as of 2006 also began to bear fruit. ABN AMRO Asset Management’s goal to leverage its capabilities and increase cross-selling opportunities within the rest of the Group has led to, among other initiatives, the introduction of two Asian multi-manager products: the Asian Equity Multi-Manager Fund and the Asian Tilt Multi-Manager Strategy. Another milestone was the joint launch by ABN AMRO Asset Management, Debt Capital Markets, Consumer Finance and Product Management of the first tranche of the Asset-Backed Securities Fund in Brazil, offering a new non-correlated alpha source to private clients and third parties.

•	Total operating expenses increased by 14.4% to EUR 151 mln mostly due to higher bonus accruals, reflecting higher volumes as well as higher quality earnings.

•
Operating profit before tax increased by 2.6% to EUR 80 mln. Excluding the gain mentioned above, the operating result increased by 60.0% and the efficiency ratio improved by 7.1 percentage points to 65.4%.

•	The effective tax rate increased from 20.5% to 27.5%.

•	Profit for the period decreased by 6.5% to EUR 58 mln. Excluding the gains mentioned above profit for the period increased 70.6%.

First quarter 2007 compared with fourth quarter 2006

Please note that the comparisons in the section below are affected by the EUR 38 mln net gain on the sale of the domestic asset management operations in Taiwan and the EUR 17 mln net gain on the sale of the US mutual funds business, which were both recorded in the fourth quarter of 2006.

•
Total operating income decreased by 16.6% to EUR 231 mln. Excluding the items mentioned above, total operating income increased by 4.1% due to a combination of higher fees and commissions and higher trading income.

•	Total operating expenses decreased by 7.4% to EUR 151 mln mainly driven by a decrease in bonus accruals as well as lower administrative expenses.

•
The operating profit before tax decreased by 29.8% to EUR 80 mln from EUR 114 mln. Excluding the gains mentioned above, operating profit before tax increased by 35.6%. The efficiency ratio improved by 8.0 percentage points to 65.4%.

•
The effective tax rate increased from 19.3% to 27.5%. Excluding the items mentioned above, the effective tax rate decreased 9.8 percentage points due to the tax-exempted gains in the fourth quarter 2006.

•	Profit for the period decreased by 37.0% to EUR 58 mln. Excluding the items mentioned above, the profit for the period increased by 56.8%.

Assets under Management

As at 31 March 2007, Assets under Management (AuM) amounted to EUR 208.7 bln compared with EUR 193.3 bln at the end of 2006. This change in AuM can be explained by EUR 2.0 bln in net inflows and EUR 5.4 bln market appreciation along with negative currency effects of EUR 1.1 bln. The AuM numbers include for the first time the 55% of AuM from the former joint venture with Antonveneta in addition to the 45% of AuM already reported and an AuM update of the funds under management from the multi-manager and asset management activities of Banque de Neuflize OBC. The AuM level at Artemis continued to grow strongly. The asset mix changed to 45% equities, fixed income 36% and 19% cash and other.

The BU Private Clients
(in millions of euros)	quarterly
	Q1 2007	Q1 2006	% change	% change [1]	Q4 2006	% change	% change [1]
Net interest income	119	129	(7.8)	(7.2)	120	(0.8)	(0.8)
Net fees and commissions	168	161	4.3	5.7	175	(4.0)	(3.7)
Net trading income	20	9	122.2	121.1	8	150.0	151.3
Other operating income	20	21	(4.8)	(4.8)	23	(13.0)	(13.0)
Total operating income	327	320	2.2	3.0	326	0.3	0.5
Total operating expenses	224	229	(2.2)	(1.1)	201	11.4	11.6
Operating result	103	91	13.2	13.5	125	(17.6)	(17.4)
Loan impairment	(3)	1			0
Operating profit before tax	106	90	17.8	18.1	125	(15.2)	(15.0)
Income tax expense	30	25	20.0	20.4	38	(21.1)	(20.8)
Profit for the period	76	65	16.9	17.2	87	(12.6)	(12.4)
Efficiency ratio	68.5%	71.6%			61.7%

1) % change at constant foreign exchange rates (see annex 2)

	31 Mar 07	31 Mar 06	% change		31 Dec 06	% change
Staff (fte)	3,140	3,043	3.2		3,212	(2.2)
(in billions of euros)
Assets under Administration	148	138	7.2		142	4.2
Total assets	19.2	18.2	5.5		18.6	3.2
Risk-weighted assets	8.1	7.8	3.8		7.7	5.2

Please note that from 1 January 2007 the results from the former International Diamonds & Jewellery Group are reported in Group Functions, and the results from Asset Management France are reported in the BU Asset Management. As from 1 January 2007, the BU Private Clients includes the Vermogensgroep results, an acquisition completed last November 2006.

First quarter 2007 compared with first quarter 2006

•
Total operating income increased by 2.2% to EUR 327 mln. This was driven by increases in the two main regions - Netherlands and Asia -, mainly in the non-interest income line. The increase in non- interest income was driven by a EUR 11 mln improvement in net trading income, as well as 4.3% increase in net fees and commissions to EUR 168 mln. The growth in non-interest income reflected client appetite for equity products and Private Investor Products (PIP). Net interest income decreased by 7.8% to EUR 119 mln, due to strong pressure on margins, particularly related to the special savings account product, partly offset by higher volumes in client deposits.

•	Total operating expenses decreased by 2.2% to EUR 224 mln mainly due to a 2.7% reduction in general administrative expenses and better cost management across all the regions.

•	The operating result increased by 13.2% to EUR 103 mln.

•	Provisions decreased by EUR 4 mln to a net release of EUR 3 mln due to a release of Incurred But Not Identified (IBNI) provisions.

•	Profit for the period increased by 16.9% to EUR 76 mln,

•
Assets under Administration increased from EUR 138 bln at the end of March 2006 to EUR 148 bln at the end of March 2007, reflecting an increase in net new assets and higher net asset values due to improved financial markets.

First quarter 2007 compared with fourth quarter 2006

•
Total operating income was basically flat at EUR 327 mln, as an increase in trading income was offset by lower net fees and commissions. Client appetite for PIP products generated an increase in trading income of EUR 12 mln. Net fees and commissions were down by 4.0%, due to the particularly strong commission income in the previous quarter. Net interest income was down by 0.8% due to margin pressure.

•
Total operating expenses increased by 11.4% to EUR 224 mln due to the EUR 21 mln release of restructuring charges related to the Services-IT track and the release from redundancy costs in France in the previous quarter. Excluding these releases, total operating expenses were down by 1.1%.

•	Provisions decreased by EUR 3 mln to a net release of EUR 3 mln, as a consequence of a release of IBNI provisions.

•	Profit for the period decreased by 12.6% to EUR 76 mln. Excluding the releases mentioned above, profit for the period was up by 17.2% on the back of a more favourable tax rate.

•
Assets under Administration increased from EUR 142 bln at the end of December 2006 to EUR 148 bln at the end of March 2007. The asset mix remained relatively stable with 70% in securities and 30% in cash.

The BU Private Equity
(in millions of euros)	quarterly
	Q1 2007	Q1 2007 [1]	Q1 2006 [1]	% change	Q4 2006 [1]	% change
Net interest income	(88)	12	6	100.0	14	(14.3)
Net fees and commissions	3	3	7	(57.1)	0
Results from fin. transactions	153	98	95	3.2	70	40.0
Other operating income	(5)	0	20		10
Net sales private equity holdings	1,393	0	0		0
Total operating income	1,456	113	128	(11.7)	94	20.2
Operating expenses	389	24	35	(31.4)	26	(7.7)
Goods and materials priv. equity holdings	970	0	0		0
Total operating expenses	1,359	24	35	(31.4)	26	(7.7)
Operating result	97	89	93	(4.3)	68	30.9
Loan impairment	0	0	15		5
Operating profit before tax	97	89	78	14.1	63	41.3
Income tax expense	(2)	(10)	(14)		(24)
Profit for the period	99	99	92	7.6	87	13.8

1) all figures exclude the consolidation effect of controlled non-financial investments (see annex 2)

		31 Mar 07	31 Mar 06	% change	31 Dec 06	% change
Staff (fte)		85	106	(19.8)	93	(8.6)
(in billions of euros)
Risk-weighted assets		2.4	2.6	(7.7)	2.4	0.0

The BU Private Equity (PE) operates through two lines of business: the Buy-out line of business and the Corporate Investments line of business.

The Buy-out line of business acquires, manages and subsequently sells majority-owned (controlling) shareholdings in companies where transactions are structured as leveraged management buy-outs or buy-ins. Buy-out investments are typically only made in mature companies that generate robust cash flows. The Buy-out business operates through seven teams in Europe and Australia.

The Corporate Investments line of business acquires, manages and sells financial, and in most cases, minority participations, in companies where the purpose of the transaction is to provide development and expansion capital on a temporary basis. Financial participations are taken in small and mid-cap later-stage companies, predominantly in the Netherlands.

In the first quarter of 2007, the BU PE made a total EUR 119 mln of new investments. The Buy-out line of business made a total of EUR 116 mln of new investments including investments in T.G.I. Friday's (UK, restaurants), Sdu (Netherlands, publishing), Baarsma Wine Group (Netherlands, wine distribution) and Vetus (Netherlands, nautical equipment). The Corporate Investments line of business invested EUR 3 mln in add-ons in existing portfolio companies.

A total of EUR 422 mln in proceeds was realised from divestments. The Buy-out line of business divested EUR 314 mln of investments including those of Park Resorts (UK, leisure). The Corporate Investments line of business divested EUR 108 mln of which EUR 89 mln relates to existing investments held by a captive fund that were transferred to the BU NL.

As a result of investments, divestments, fair-market value changes of EUR 198 mln and EUR 9 mln of currency and other effects, the value of the portfolio of the BU Private Equity decreased from EUR 2,310 mln to EUR 2,213 mln.

At the end of the first quarter, the BU's portfolio consisted of EUR 1,717 mln of buy-out investment, EUR 456 mln of Corporate Investments and EUR 40 mln of listed shares.

In addition to the BU PE portfolio, EUR 247 mln was managed by the Buy-out line of business on behalf of third-party investors and EUR 116 mln was managed by the Corporate Investments business on behalf of the BU Netherlands. Total funds under management by the BU PE were EUR 2,576 mln.

Under IFRS, the income statements and the balance sheets of companies in which the Group has a controlling interest are consolidated. Any profit or loss of the controlled companies is consolidated, while any profit or loss made on the ultimate divestment of the shares in these companies is only recognised at the time of sale. The majority of the portfolio that is managed by the Buy-out line of business falls into this category.

Minority-owned participations are not consolidated under IFRS. At the end of each quarter, the fair-market value of these financial participations is determined and changes in the fair-market value as assessed at the end of the previous quarter are recognised in the Group’s profit and loss accounts of that quarter.

Please note that the results analysis below is based on figures excluding the consolidation effect of controlled investments, whereby uncontrolled investments are held at fair-market value and controlled investments are held at such investment's net asset value plus goodwill.

First quarter 2007 compared with first quarter 2006

•
Total operating income decreased by 11.7% to EUR 113 mln, mainly resulting from substantially lower unrealised fair-market value returns from unconsolidated investments, partly offset by higher realised returns from exited consolidated investments.

•	Total operating expenses declined by EUR 11 mln to EUR 24 mln. This was mainly due to lower overhead charges and lower accrual for incentive compensation.

•	Provisions decreased by EUR 15 mln.

•	Profit for the period increased by EUR 7 mln to EUR 99 mln.

First quarter 2007 compared with fourth quarter 2006

•
Total operating income increased by 20.2% to EUR 113 mln. The increase was primarily driven by higher unrealised fair-market value returns from unconsolidated investments and higher realised exit profits of consolidated investments.

•	Total operating expenses decreased by EUR 2 mln to EUR 24 mln, due to lower deal-related costs.

•	Provisions decreased by EUR 5 mln to EUR 0 mln.

•	Tax credits of EUR 10 mln were EUR 14 mln lower than in the previous period. This decrease is primarily due to a non-recurring tax credit on provisions in the fourth quarter of 2006.

•	Profit for the period increased by 13.8% to EUR 99 mln.

Recent developments

ABN AMRO is taking steps to transfer the investment management function of most of the businesses of the BU Private Equity to an affiliate in which the teams will have independent operational and commercial authority. It provides the Private Equity business with greater independence enhancing the attractiveness for potential future funding from third party investors if deemed opportune. While the investment management activities will be transferred, the existing portfolio will continue to be owned by the Bank.

ABN AMRO has made a EUR 2 bln long-term commitment to be invested in mid-market buy-out opportunities in the Dutch, UK and Nordic markets. Through these actions, ABN AMRO has further reduced its active involvement in its private equity investment management activities, particularly buy-outs, while continuing to benefit from the very good returns that the business has proven able to generate.

Group Functions including Services
(in millions of euros)	quarterly
	Q1 2007	Q1 2006	% change	Q4 2006	% change
Net interest income	(112)	9		(172)
Net fees and commissions	(15)	28		(12)
Net trading income	40	79	(49.4)	58	(31.0)
Results from fin. transactions	117	10		46	154.3
Results from equity holdings	30	5		20	50.0
Other operating income	3	14	(78.6)	9	(66.7)
Total operating income	63	145	(56.6)	(51)
Total operating expenses	477	111		93
Operating result	(414)	34		(144)
Loan impairment	2	1		17
Operating profit before tax	(416)	33		(161)
Income tax expense	(124)	5		(88)
Profit for the period	(292)	28		(73)

	31 Mar 07	31 Mar 06	% change	31 Dec 06	% change
Staff (fte)	3,541	4,369	(19.0)	4,524	(21.7)
(in billions of euros)
Total assets	70.0	81.7	(14.3)	74.5	(6.0)
Risk-weighted assets	4.9	7.3	(32.9)	(0.1)

Please note that as from 1 January 2007, Group Functions includes the results from the International Diamonds & Jewellery Group (ID&JG).

First quarter 2007 compared with first quarter 2006

For comparison purposes, we have excluded the EUR 365 mln provision recorded in the first quarter of 2007 in light of the status of the DOJ investigation (see Update on the status of the DOJ investigation) from the analysis.

•
Total operating income decreased by EUR 82 mln to EUR 63 mln. The fall can largely be explained by lower Asset & Liability Management (ALM) income and lower proprietary trading results for the Global Markets activities reported in Group Functions.

•	Total operating expenses remained stable. The number of staff declined by 828 FTEs due to the transfer of audit, risk and compliance functions to the regions.

•	The operating result decreased by EUR 83 mln to a negative EUR 49 mln.

•	Taxes declined by EUR 39 mln to a net credit of EUR 34 mln due to tax credits in the first quarter.

•	Profit for the period decreased by EUR 45 mln to a loss of EUR 17 mln.

First quarter 2007 compared with fourth quarter 2006

For comparison purposes, we have excluded the EUR 365 mln provision recorded in the first quarter of 2007 in light of the status of the DOJ investigation (see Update on the DOJ investigation) from the analysis.

•	Total operating income increased by EUR 114 mln to EUR 63 mln. The increase can be explained by higher ALM results, partly offset by lower proprietary trading results.

•	Total operating expenses increased by EUR 19 mln to EUR 112 mln. The number of staff declined by 983 FTEs due to the transfer of audit, risk and compliance to the regions.

•	The operating result increased by EUR 95 mln to a negative EUR 49 mln.

•	Provisioning decreased by EUR 15 mln in the first quarter to EUR 2 mln.

•	Tax expenses turned from a net credit of EUR 88 mln to a net credit of EUR 34 mln as the tax credits in the first quarter were lower than in the fourth quarter.

•	Profit for the period increased by EUR 56 mln to a loss of EUR 17 mln.

Recent developments

In 2006, ABN AMRO announced measures to improve the cost efficiency and productivity in Group Functions. The improvement in operational efficiency will be achieved by focusing on efficiency and productivity that will affect more than 500 FTEs mainly at head office. In the fourth quarter we took a restructuring charge of EUR 29 mln. The headcount reduction has started in the first quarter and we are on track to deliver the reduction of 500 FTEs.

The BU Global Markets
(in millions of euros)	quarterly
	Q1 2007	Q1 2006	% change	Q4 2006	% change
Net interest income	123	93	32.3	38
Net fees and commissions	251	245	2.4	389	(35.5)
Net trading income	937	747	25.4	779	20.3
Results from fin. transactions	26	46	(43.5)	35	(25.7)
Other operating income	(11)	3		(12)
Total operating income	1,326	1,134	16.9	1,229	7.9
Total operating expenses	910	915	(0.5)	1,056	(13.8)
Operating result	416	219	90.0	173	140.5
Loan impairment	(1)	2		4
Operating profit before tax	417	217	92.2	169	146.7
Income tax expense	89	61		(63)
Profit for the period	328	156	110.3	232	41.4
Efficiency ratio	68.6%	80.7%		85.9%

As of 1 January 2006, the results of the BU Global Markets are reported in the regional BUs in order to further drive close cooperation and synergies between the BU Global Markets and the regions. ABN AMRO committed to provide financial information on the BU Global Markets on a quarterly basis, which will make it possible to track progress against the previously communicated targets.

The BU Global Markets groups its products into Equities, Financial Markets, and Structured Finance. Equities comprises cash and derivatives sales and trading, research and corporate broking. Financial Markets covers macro products (rates and foreign exchange), credit and alternatives, and local markets. Structured Finance includes Fixed Income Capital Markets (FICM) and Structured Lending.

Global Markets Equities, Financial Markets and Structured Finance activities are reported in the regional Client BUs, while proprietary trading is reported in Group Functions.

First quarter 2007 compared with first quarter 2006

•
Total operating income increased by 16.9% to a record EUR 1,326 mln as revenues across all product groups increased, with the exception of proprietary trading. The first quarter of 2006 included the revenues from the futures brokerage activities, which were sold in the third quarter of that year.

Equities delivered record quarterly revenues as increased cash and derivative client flows were supported by well-diversified risk taking. Financial Markets’ revenues increased strongly, with the core business performing well, in particular in local markets and credit products. Continued emphasis on the growth of structured products resulted in a number of innovations, including Eco-Markets targeted at renewable energy, climate change and environmental issues. Structured Finance almost doubled its revenues. Emerging markets was a clear area of outperformance as the business continued to introduce increasing volumes of structured products into the network.

•
Total operating expenses were almost flat at EUR 910 mln. Good cost control and additional benefits from reduced overhead, back office costs and consultancy resulted in a decrease in non-staff costs. This was offset by higher bonus accrual on the back of significantly higher revenues.

•
The operating result improved by 90.0% to EUR 416 mln and Global Markets’ contribution to the Group operating result increased from 13.2% in the first quarter of 2006 to 20.8% in the first quarter 2007. The efficiency ratio improved by 12.1 percentage points to 68.6%. Global Markets is well on track to meet its targeted efficiency ratio of 75% in 2007.

•	Provisions showed a small release of EUR 1 mln.

•	Taxes increased by EUR 28 mln to EUR 89 mln.

•	Profit for the period more than doubled from EUR 156 mln to EUR 328 mln.

The BU Global Clients
(in millions of euros)	quarterly
	Q1 2007	Q1 2006	% change	Q4 2006	% change
Net interest income	153	156	(1.9)	153	0.0
Net fees and commissions	397	262	51.5	381	4.2
Net trading income	158	142	11.3	184	(14.1)
Results from fin. transactions	41	(49)		18	127.8
Other operating income	(21)	0		12
Total operating income	728	511	42.5	748	(2.7)
Total operating expenses	580	465	24.7	672	(13.7)
Operating result	148	46		76	94.7
Loan impairment	0	(2)		(3)
Operating profit before tax	148	48		79	87.3
Income tax expense	15	(5)		1
Profit for the period	133	53	150.9	78	70.5
Efficiency ratio	79.7%	91.0%		89.8%

As of 1 January 2007 the BU Global Clients’ results are reported in the regional BUs in order to further drive close cooperation and synergies between the BU Global Clients and the regions. ABN AMRO will continue to provide financial information on the BU Global Clients performance on a quarterly basis, in a similar way as Global Markets. This will make it possible to track progress against the previously communicated targets.

Responsibility for the Mergers & Acquisitions (M&A) and Equity Capital Markets (ECM) products for all clients of the bank falls under the BU Global Clients. In line with its mandate to make innovation and product expertise available to the mid-market clients of regional BUs, the BU Global Clients has driven a significant increase in M&A and ECM revenues generated from regional clients by deploying its own M&A and ECM resources to regional BUs. To fully reflect the value generated by BU Global Clients, all ECM and M&A revenues, whether generated by regional or large corporate clients, are included in the BU Global Clients results as of 1 January 2007. The 2006 results have been restated accordingly.

The four client industry groups served are Financial Institutions (FI); Technology, Media & Telecommunications (TMT); Energy & Resources (E&R): Financial Sponsors and Merchant Banking (FS&MB) and Global Industries (including Automotive, Consumer and Global Industrials).

First quarter 2007 compared with first quarter 2006

The comparison below was impacted by the fair-market value adjustments of the stake in Korean Exchange Bank (KEB) made in operating income and profit for the period (negative EUR 24 mln in 2006 and positive EUR 52 mln in 2007).

•	Total operating income increased by 42.5% to EUR 728 mln. Excluding the fair-market value adjustments of KEB, total operating income increased 26.4%.

The first quarter results reflect a change in the product mix from traditional loan products to fee-driven products which has resulted in strong growth in primary and secondary capital markets products. This trend started in the second half of 2006 and has resulted in a higher quality income stream and less dependence on capital commitment.

Notable transactions in the first quarter were:

In FI, ABN AMRO had a tri-lead position in the inaugural Bank of America Covered Bond issue, a EUR 4bln benchmark deal in which ABN AMRO also provided an innovative hedging structure. In addition, two Equity TRS trades were executed for Morgan Stanley's newly launched Dublin listed portable alpha funds involving equity derivatives, fund-linked derivatives and FX products.

In TMT, ABN AMRO was sole financial advisor to Qatar Telecom (Qtel) in its landmark purchase of a 25% stake in Asia Mobile Holdings Pte. Ltd. (“AMH”), a subsidiary of Singapore Technologies Telemedia (STT). TMT also completed it's joint bookrunner role in the second stage 70% oversubscribed syndication of Ojer Telekomünikasyon A.S. ('OTAS') acquisition of a 55% stake in Türk Telekom.

In E&R, ABN AMRO acted as joint financial adviser to Tata Steel in its acquisition of Corus Steel Ltd to create the fifth largest global steel company. On this transaction, we also acted as joint broker to the acquisition and joint mandated lead arranger, book runner, facility agent and provider of bridge facility.

In FS&MB, ABN AMRO acted as mandated lead arranger and bookrunner, French presenting bank guarantor, equity bridge provider and facility agent for Permira for EUR 1.3 bln acquisition of Provimi, a leading global developer, manufacturer and distributor of animal nutrition products

In Global Industries, ABN AMRO acted as sole financial advisor to Adsteam in its EUR 404 mln public take-over by SvitzerWijsmuller, a subsidiary of A.P Moller - Maersk A/S. Furthermore, ABN AMRO was also the sole bookrunner for two consecutive placements by Harbin Power.

These transactions and the many others that the BU Global Clients won in the first quarter demonstrate its ability to execute complex, structured financial solutions that generate real value for clients. This has also provided for a strong entry into the second quarter 2007.

•
Total operating expenses increased by 24.7%. This increase was mainly due to a shift in the product mix, which led to an increase in allocated infrastructure and product costs. Bonus accrual was also higher on the back of higher revenues.

•	The operating result increased by EUR 102 mln.

•	No net additions to the provisions were made.

•	A EUR 15 mln tax charge was taken.

•	Profit for the period increased by EUR 80 mln to EUR 133 mln.

•	RWA decreased by EUR 4.1 bln due to active capital management which led to a large RWA relief programme executed at the end of 2006.

•
Return on Assigned Risk Capital was 19%, almost in line with the full year target of 20%. This was the result of continued focus on capital efficiency as well increased focus on clients who demand less capital intensive products.

Annex 1

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Annex 2

Use of non-GAAP financial measures

Constant foreign exchange rates

Throughout the discussion of the operating results in the press release, the financial results and performance compared to the prior period, both in euros and percentage terms, are given in euros. We may also, where deemed significant, explain variances in terms of ’constant foreign exchange rates’ or ‘local currency’. Both ’constant foreign exchange rates’ and ‘local currency’ exclude the effect of currency translation differences and is a non-GAAP financial measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. ’Local currency’ performance is measured for single currency volume differences. Management assesses, in part, the underlying performance of our individual businesses by separating foreign exchange translation effects throughout the income statement so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by our BUs North America and Latin America in US dollar and Brazilian real into euros, as well as the various currencies making up BU Asia. Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of our businesses during such periods. Fluctuations in exchange rates are outside of the control or influence of management and may distort the analysis of underlying operating performance of our businesses during the periods under review. External stakeholders, such as business analysts, also use these measures. However, we recognise that these measures should not be used in isolation and, accordingly, we begin our analysis in the press release on the performance of the bank and of the BUs with the comparable GAAP actual growth measures that reflect all the factors that affect our business. We calculate the comparable constant foreign exchange rate performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates of the previous period being compared. For example, the volumes of the year ended 31 December 2006, are multiplied by the average monthly exchange rates of 2005 to compare with the results of the 2005 on a constant basis.

Consolidation effect controlled non-financial investments

IAS 27 requires the consolidation of private equity investments over which we have control, including non-financial investments managed as private equity investments. However, as a practical matter, our private equity business is managed separately from the rest of our banking business and management does not measure the performance of our banking business based on our consolidated results of operations. Our private equity business involves buying equity stakes in unlisted companies over which we can establish influence or control, and managing these shareholdings as an investor for a number of years with a view to selling these with a profit. The companies in which we have these temporary holdings are active in different types of business other than the financial industry. We believe that combining these temporary holdings with our core banking business does not provide a meaningful basis for discussion of our financial condition and results of operations.

In the presentation of the tables in this press release, in order to understand our performance, we have removed the effects of a line-by-line consolidation in the income statement of the private equity holdings of our Business Unit Private Equity. The results excluding the consolidation effect include the ‘de-consolidated’ holdings based on the equity method. Similarly, in the presentation of our consolidated results of operations and in the segment discussion of our Business Unit Private Equity, we have removed the effects of consolidation of our private equity holdings from the various line items of the income statement and classified only the net operating profit of these investments under ‘Results from financial transactions’. The measures excluding the effects of consolidation of our private equity holdings are non-GAAP financial measures. Our management refers to these non-GAAP financial measures in making operating decisions because the measures provide meaningful supplemental information regarding our operational performance. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to our historical operating results and comparisons to competitors’ operating results. In accordance with applicable rules and regulations, we have presented, and investors are encouraged to review, reconciliations of non-GAAP financial measures to the most comparable GAAP measures, i.e., reconciliations of our results excluding the consolidation effects of our private equity holdings to our results including those effects in this Annex.

The following table provides an overview of the income statement reconciliation of the non-GAAP financial measure ‘Group excluding consolidation effect’ to ’Group including consolidation effect’, the latter being fully compliant with IFRS.

Reconciliation of income statement to Group income statement including consolidation of consolidated non-financial investments

	first quarter 2007			first quarter 2006
(in millions of euros)	Group	cons.	Group	Group	cons.	Group
	(excl.	effect	(incl.	(excl.	effect	(incl.
	cons.		cons.	cons.		cons.
	effect)		effect)	effect)		effect)
Net interest income	2,853	(100)	2,753	2,777	(75)	2,702
Net fees and commissions	1,517	0	1,517	1,452	0	1,452
Net trading income	1,031	2	1,033	843	(2)	841
Result from financial transactions	332	55	387	83	0	83
Result from equity participations	76	(7)	69	50	0	50
Other operating income	180	0	180	215	2	217
Net sales private equity holdings	0	1,393	1,393	0	1,246	1,246
Total operating income	5,989	1,343	7,332	5,420	1,171	6,591
Operating expenses	4,354	365	4,719	3,764	307	4,071
Goods & materials private equity holdings	0	970	970	0	852	852
Total operating expenses	4,354	1,335	5,689	3,764	1,159	4,923
Operating result	1,635	8	1,643	1,656	12	1,668
Loan impairment	417	0	417	328	0	328
Operating profit before tax	1,218	8	1,226	1,328	12	1,340
Income tax expense	268	8	276	352	12	364
Net operating profit	950	0	950	976	0	976
Discontinued operations (net)	114	0	114	62	0	62
Profit for the period	1,064	0	1,064	1,038	0	1,038

UNAUDITED

Annex 3

ABN AMRO Holding N.V.

Interim Financial Report for the 3 months
ended 31 March 2007

UNAUDITED

Consolidated income statement

	3 months	3 months
	ended 31	ended 31
	March 2007	March 2006
	(in millions of euros)
Net interest income [4]	2,753	2,702
Net fee and commission income [5]	1,517	1,452
Net trading income [6]	1,033	841
Results from financial transactions [7]	387	83
Share of result in equity accounted investments [18]	69	50
Other operating income [8]	180	217
Income of consolidated private equity holdings [24]	1,393	1,246
Operating income	7,332	6,591

Personnel expenses [9]	2,320	2,046
General and administrative expenses	2,035	1,712
Depreciation and amortisation	364	313
Goods and materials of consolidated private equity holdings [24]	970	852
Operating expenses	5,689	4,923
Loan impairment and other credit risk provisions [17]	417	328
Total expenses	6,106	5,251

Operating profit before taxes	1,226	1,340
Income tax expense [10]	276	364
Profit from continuing operations	950	976
Profit from discontinued operations net of tax [11]	114	62
Profit for the period	1,064	1,038

Attributable to:
Shareholders of the parent company	1,035	1,003
Minority interests	29	35

Earnings per share attributable to the shareholders of the parent company (in euros)[12]
From continuing operations
Basic	0.50	0.50
Diluted	0.49	0.50
From continuing and discontinued operations
Basic	0.56	0.53
Diluted	0.55	0.53

Numbers stated against items refer to the notes.

UNAUDITED

Consolidated balance sheet

	31 March	31 December
	2007	2006
	(in millions of euros)
Assets
Cash and balances at central banks	12,845	12,317
Financial assets held for trading [13]	231,172	205,736
Financial investments [14]	122,674	125,381
Loans and receivables — banks [15]	159,311	134,819
Loans and receivables — customers [16]	475,272	443,255
Equity accounted investments [18]	1,565	1,527
Property and equipment	5,756	6,270
Goodwill and other intangible assets [19]	9,408	9,407
Assets of businesses held for sale	1,588	11,850
Accrued income and prepaid expenses	9,328	9,290
Other assets	25,665	27,212
Total assets	1,054,584	987,064

Liabilities
Financial liabilities held for trading [13]	151,458	145,364
Due to banks	222,234	187,989
Due to customers	384,119	362,383
Issued debt securities [20]	207,891	202,046
Provisions	7,995	7,850
Liabilities of businesses held for sale	1,228	3,707
Accrued expenses and deferred income	9,364	10,640
Other liabilities	23,382	21,977
Total liabilities (excluding subordinated liabilities)	1,007,671	941,956
Subordinated liabilities [21]	20,069	19,213
Total liabilities	1,027,740	961,169

Equity
Share capital	1,085	1,085
Share premium	5,294	5,245
Treasury shares	(1,993)	(1,829)
Retained earnings	19,659	18,599
Net gains not recognised in the income statement	653	497
Equity attributable to shareholders of the parent company	24,698	23,597
Equity attributable to minority interests	2,146	2,298
Total equity	26,844	25,895
Total equity and liabilities	1,054,584	987,064

Credit related contingent liabilities [22]	53,770	51,279
Committed credit facilities [22]	145,403	145,418

Numbers stated against items refer to the notes.

UNAUDITED

Consolidated statement of changes in equity

	3 months	3 months
	ended 31	ended 31
	March 2007	March 2006
	(in millions of euros)
Share capital
Balance at 1 January	1,085	1,069
Balance at 31 March	1,085	1,069

Share premium
Balance at 1 January	5,245	5,269
Share-based payments	49	75
Balance at 31 March	5,294	5,344

Treasury shares
Balance at 1 January	(1,829)	(600)
Share buy back	(441)	(80)
Utilised for exercise of options and performance share plans	277	67
Balance at 31 March	(1,993)	(613)

Retained earnings
Balance at 1 January	18,599	15,237
Profit attributable to shareholders of the parent company	1,035	1,003
Other	25	137
Balance at 31 March	19,659	16,377

Net gains/(losses) not recognised in the income statement
Currency translation account
Balance at 1 January	408	842
Currency translation differences	92	78
Subtotal — Balance at 31 March	500	920

Net unrealised gains/(losses) on available-for-sale assets
Balance at 1 January	364	1,199
Net unrealised gains/(losses)	102	(389)
Net (gains)/losses reclassified to the income statement	(106)	(40)
Subtotal — Balance at 31 March	360	770

Cash flow hedging reserve
Balance at 1 January	(275)	(795)
Net unrealised gains/(losses)	13	189
Net (gains)/losses reclassified to the income statement	55	47
Subtotal — Balance at 31 March	(207)	(559)
Net gains/(losses) not recognised in the income statement at 31 March	653	1,131

Equity attributable to shareholders of the parent company at 31 March	24,698	23,308

UNAUDITED

Consolidated Statement of changes in equity (continued)

	3 months	3 months
	ended 31	ended 31
	March 2007	March 2006
	(in millions of euros)
Minority interests
Balance at 1 January	2,298	1,931
Additions / reductions	(158)	70
Acquisitions / disposals	-	19
Profit attributable to minority interests	29	35
Currency translation differences	(22)	(25)
Other movements	(1)	(3)
Equity attributable to minority interests at 31 March	2,146	2,027

Total equity at 31 March	26,844	25,335

UNAUDITED

Consolidated Cash Flow Statement

	3 months	3 months
	ended 31	ended 31
	March 2007	March 2006
	(in millions of euros)
Cash flows from operating activities	(17,298)	11,670
Cash flows from investing activities	9,756	(9,997)
Cash flow from financing activities	6,098	7,603
Movement in cash and cash equivalents	(1,444)	9,276
Cash and cash equivalents at 1 January	4,872	6,043
Currency translation differences	142	177
Cash and cash equivalents at 31 March	3,570	15,496

	31 March	31 March
	2007	2006
Determination of cash and cash equivalents:
Cash and balances at central banks	12,845	20,077
Loans and receivables – banks	8,272	11,242
Due to banks	(17,547)	(15,823)
Cash and cash equivalents	3,570	15,496

UNAUDITED

Notes to the Consolidated Income Statement and Balance Sheet

(unless otherwise stated, all amounts are in millions of euros)

1	Basis of presentation

This interim financial report for the period ended 31 March 2007 is prepared in accordance with IAS 34 – Interim Financial Reporting. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of ABN AMRO Holding N.V. for the year ended 31 December 2006 as included in the Annual Report 2006. ABN AMRO’s 2006 consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and do not utilise the portfolio hedging carve out permitted by the EU. Accordingly, the accounting policies applied by the Group comply fully with IFRS. In preparing this interim financial report, the same accounting principles and methods of computation are applied as in the consolidated financial statements for the year ended 31 December 2006 except for the changes stated below. In the opinion of management, all adjustments necessary for a fair presentation of the results of operations for the interim periods have been made. This interim financial report is unaudited.

Changes in accounting policies

In this interim period we have revised the presentation of interest income and expense related to trading activities. Trading book interest will no longer be separated out and reported within the net interest income line, and will remain within of the trading result line. The change in presentation reflects new guidance available in IFRS 7 Financial Instruments: Disclosure which replaces the disclosure requirements previously included in IAS 32 Financial Instruments: Presentation whereby the requirement to disclose interest data is now restricted to that relating to activities not held at fair value.

The change in the presentation of net interest relating to the trading book had an immaterial impact on the net interest and trading lines in this period and the comparatives provided. Accordingly, the comparatives are not restated.

2	Developments

Update on status of US Department of Justice investigation

As previously disclosed, the US Department of Justice has been conducting a criminal investigation into our dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters. The Bank has cooperated with these investigations and is currently in active discussions to resolve these matters. Those discussions recently have advanced to the point where it is appropriate to take a provision of Euro 365 million. If outstanding issues are successfully resolved in these discussions, we believe that this amount will be sufficient to resolve the material financial consequences of the investigations. The Bank affirms that it takes very seriously its obligations to comply with US economic sanctions and regulations.

Main acquisitions

Prime Bank

On 5 March 2007 ABN AMRO entered into agreements to acquire a controlling interest of 93.4% in Prime Bank, Pakistan, for a cash consideration of EUR 172 million (PKR 13.8 billion). Through the subsequent tender offer for all remaining shares of Prime Bank that expired on 29 March 2007 ABN AMRO obtained additional shares representing 2.8%, bringing the total stake in Prime Bank to 96.2%. The transactions were closed on 5 April 2007.

Private Equity

Major new buy-out investments in the first quarter 2007 were:
•	Sdu (Netherlands, publishing)
•	Baarsma Wine Group (Netherlands, wine distribution)
•	Vetus den Ouden (Netherlands, nautical equipment)
•	T.G.I. Friday’s Ltd. (UK, restaurants)

Main Disposals

ABN AMRO Mortgage Group, Inc.

On 28 February 2007 ABN AMRO closed the sale of ABN AMRO Mortgage Group, Inc., its US-based residential mortgage broker origination platform and servicing business, which includes ABN AMRO Mortgage Group, InterFirst and Mortgage.com, to Citigroup. Citigroup purchased approximately EUR 7.8 billion of net assets, of which approximately EUR 2.1 billion consist of ABN AMRO Mortgage Group's mortgage servicing rights associated with its EUR 170 billion

UNAUDITED

mortgage servicing portfolio. The profit on the sale amounted to EUR 97 million after tax and is included in ‘Profit from discontinued operations net of tax’ (see note 11 for more details).

Private Equity

Major divestments in the first quarter 2007 were:
■        Holiday Park Ltd. / Beach Equity Ltd. (UK, leisure)

3	Segment reporting

Segment information is presented in respect of the Group’s business. The primary format, business segments, is consistent with the Group’s management and internal reporting structure applicable in the financial year.

Measurement of segment assets, liabilities, income and results is based on the Group’s accounting policies. Segment assets, liabilities, income and results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Transactions between segments are conducted at arm’s length.

As of 1 January 2007, the result of product BU Global Clients are being reported in the regional BUs. This has been done to further drive close cooperation and synergies between the product focused BU Global Clients and the regions. In addition Asset Management France and the International Diamonds and Jewelry Group have been transferred from BU Private Clients to BU Asset Management and Group Functions respectively. The comparative segment figures of 2006 have been restated.

Business segments
Below the business segments are described. In the ‘Business review’ chapter of the 2006 Annual Report more detailed descriptions of the activities of these segments are included.

Netherlands
BU Netherlands serves a diverse client base that comprises consumer and commercial clients. BU Netherlands offers a broad range of investment, commercial and retail banking products and services via its multi-channel service model consisting of a network of branches, internet banking facilities, a customer contact center and ATMs throughout the Netherlands. BU Netherlands focuses increasingly on mass affluent customers and commercial mid-market clients. BU Netherlands also comprises the ABN AMRO Mortgage Group including the former Bouwfonds mortgage activities.

Europe (including Antonveneta)
BU Europe provides its consumer and commercial clients with a range of financial products and services.

BU Europe combines activities in 27 countries: 23 countries in Europe (excluding the Netherlands) along with Kazakhstan, Uzbekistan, Egypt and South Africa.

Antonveneta is rooted in north-eastern Italy, and focuses on consumer and commercial mid-market clients.

North America
The core of BU North America is LaSalle Bank, headquartered in Chicago, Illinois. BU North America serves a large number of clients, including small businesses, mid-market companies, larger corporates, institutions, non-profit entities and municipalities in the US and Canada. BU North America offers a broad range of investment, commercial and retail banking products and services through a network of branches and ATMs in Illinois, Michigan and Indiana. BU North America focuses increasingly on mass affluent customers and commercial mid-market clients. While based in the US Midwest, BU North America reaches further through an expanding network of regional commercial banking offices across the US. The activities of ABN AMRO Mortgage Group, Inc. were sold in the first quarter of 2007.

See note 25 –subsequent events – for recent developments regarding the sale of ABN AMRO North America Holding Company.

Latin America
BU Latin America has a presence in nine Latin American countries: Brazil, Argentina, Chile, Colombia, Ecuador, Mexico, Paraguay, Uruguay and Venezuela, with the presence of Banco Real representing the majority of the operations. In Brazil, Banco Real is a retail and commercial bank, offering full retail, corporate and investment banking products and services. It operates as a universal bank offering financial services through an extensive network of branches, points-of-sale and ATMs. BU Latin America also has a strong presence in the Brazilian consumer finance business through its Aymoré franchise, focused on vehicle and other consumer goods financing.

UNAUDITED

Asia
ABN AMRO has been operating for well over 100 years in several Asian countries including Indonesia, China, Singapore and Japan. BU Asia now covers 16 countries and territories and is extending its branches and offices network. BU Asia’s client base includes commercial clients as well as consumer and private banking clients.

Private Clients
BU Private Clients offers private banking services to wealthy individuals and institutions with EUR 1 million or more in net investable assets. In the past few years, BU Private Clients built up an onshore private banking network in continental Europe through organic growth in the Netherlands and France, and through the acquisition of Delbrück Bethmann Maffei in Germany and Bank Corluy in Belgium.

Asset Management
BU Asset Management is ABN AMRO’s global asset management business. BU Asset Management operates in 26 countries worldwide, offering investment products in all major regions and asset classes. Its products are distributed directly to institutional clients such as central banks, pension funds, insurance companies and leading charities. Funds for private investors are distributed through ABN AMRO’s consumer and private banking arms, as well as via third-party distributors such as insurance companies and other banks. The institutional client business represents just over half of the assets managed by BU Asset Management. Consumer and third-party clients account for a further 30%, and the remainder is in discretionary portfolios managed for BU Private Clients.

Private Equity
The business model of ABN AMRO’s Private Equity unit - branded as ABN AMRO Capital - involves providing capital and expertise to non-listed companies in a variety of sectors. By obtaining, in most cases, a majority stake, Private Equity gains the ability to influence the company’s growth strategy and increase its profitability. It then aims to sell its shareholding at a profit after a number of years. Private Equity specialises in European mid-market buyouts, but also manages a portfolio of investments in Australian buyouts, non-controlling and controlling shareholdings in small to medium sized Dutch companies (‘participaties’), and dedicated media and telecom sector investments. It operates from seven offices across Europe and Australia.

Group Functions, including Group Services
Group Functions provides guidance on ABN AMRO’s corporate strategy and supports the implementation of the strategy in accordance with our Managing for Value methodology, Corporate Values and Business Principles. By aligning and uniting functions across ABN AMRO’s BUs and geographical territories, Group Functions also facilitates Group-wide sharing of best practices, innovation and positioning to public authorities, and binds the bank together in both an operational and cultural sense.

Group Functions includes Group Asset and Liability Management, which manages an investment and derivatives portfolio in order to manage the liquidity and interest rate risks of the Group. Group Functions also holds the Group’s strategic investments, proprietary trading portfolio, the International Diamonds & Jewelry Group and records any related profits or losses.

UNAUDITED

Business segment information – for the 3 months ended 31 March 2007

	Nether- lands	Europe	North America	Latin America	Asia	Private Clients	Asset Manage- ment	Private Equity	GF/GS	Total Group
Net interest income	838	444	575	826	155	119	(4)	(88)	(112)	2,753
Net fee and commission income	257	278	258	140	209	168	219	3	(15)	1,517
Net trading income	190	516	90	22	152	20	2	1	40	1,033
Result from financial transactions	13	13	8	31	43	1	8	153	117	387
Share of result in equity accounted investments	15	1	1	10	17	-	2	(7)	30	69
Other operating income	47	18	63	21	4	19	4	1	3	180
Income of consolidated private equity holdings	-	-	-	-	-	-	-	1,393	-	1,393
Operating income	1,360	1,270	995	1,050	580	327	231	1,456	63	7,332

Operating expenses	871	965	662	584	396	224	151	1,359	477	5,689
Loan impairment and other credit risk provisions	105	71	(1)	190	53	(3)	-	-	2	417
Total expenses	976	1,036	661	774	449	221	151	1,359	479	6,106

Operating profit before taxes	384	234	334	276	131	106	80	97	(416)	1,226
Income tax expense	85	46	96	99	24	30	22	(2)	(124)	276

Profit from continuing operations	299	188	238	177	107	76	58	99	(292)	950
Profit from discontinued operations net of tax	-	-	114	-	-	-	-	-	-	114
Profit for the period	299	188	352	177	107	76	58	99	(292	1,064

UNAUDITED

Business segment information – for the 3 months ended 31 March 2006

	Nether- lands	Europe	North America	Latin America	Asia	Private Clients	Asset Manage- ment	Private Equity	GF/GS	Total Group
Net interest income	797	368	589	736	147	129	(4)	(69)	9	2,702
Net fee and commission income	270	286	202	151	167	161	180	7	28	1,452
Net trading income	176	389	52	13	103	9	4	16	79	841
Result from financial transactions	-	(32)	(15)	40	(20)	4	1	95	10	83
Share of result in equity accounted investments	8	-	2	13	22	-	-	-	5	50
Other operating income	32	27	66	12	16	17	29	4	14	217
Income of consolidated private equity holdings	-	-	-	-	-	-	-	1,246	-	1,246
Operating income	1,283	1,038	896	965	435	320	210	1,299	145	6,591

Operating expenses	850	865	640	570	332	229	132	1,194	111	4,923
Loan impairment and other credit risk provisions	85	32	(15)	173	36	1	-	15	1	328
Total expenses	935	897	625	743	368	230	132	1,209	112	5,251

Operating profit before taxes	348	141	271	222	67	90	78	90	33	1,340
Income tax expense	84	70	53	90	23	25	16	(2)	5	364
Profit from continuing operations	264	71	218	132	44	65	62	92	28	976
Profit from discontinued operations net of tax	50	-	12	-	-	-	-	-	-	62
Profit for the period	314	71	230	132	44	65	62	92	28	1,038

UNAUDITED

4     Net interest income

	3 months	3 months
	ended 31	ended 31
	March 2007	March 2006
Interest income	10,750	9,194
Interest expense	7,997	6,492
Total	2,753	2,702

5     Net fee and commission income

	3 months	3 months
	ended 31	ended 31
	March	March
	2007	2006
Fee and commission income
Securities brokerage fees	366	497
Payment and transaction services fees	548	545
Asset management and trust fees	402	373
Fees generated on financing arrangements	71	41
Advisory fees	138	94
Insurance related commissions	50	47
Guarantee fees	64	64
Other fees and commissions	127	56
Subtotal	1,766	1,717

Fee and commission expense
Securities brokerage	22	97
Payment and transaction services	79	64
Asset management and trust	22	37
Other fee and commission	126	67
Subtotal	249	265
Total	1,517	1,452

6     Net trading income

	3 months	3 months
	ended 31	ended 31
	March	March
	2007	2006
Interest instruments trading	324	421
Foreign exchange trading	234	124
Equity and commodities trading	475	296
Total	1,033	841

The impact of the change in the presentation of trading related interest as outlined in Note 1 - Basis of Presentation - for the 3 months ended 31 March 2006 was EUR 35 million (representing an increase in trading income with a corresponding decrease in interest income).

7     Results from financial transactions

	3 months	3 months
	ended 31	ended 31
	March	March
	2007	2006
Gains and losses from the disposal of available-for-sale debt securities	143	54
Gains and losses from the sale of available-for-sale equity investments	6	2
Dividend on available-for-sale equity investments	14	12
Gains and losses on other equity investments	208	70
Hedging ineffectiveness	19	22
Other	(3)	(77)
Total	387	83

UNAUDITED

The net gains and losses on other equity investments includes those arising on investments held at fair value and the result on the sale of consolidated holdings of a private equity nature.

8     Other operating income

	3 months	3 months
	ended 31	ended 31
	March	March
	2007	2006
Insurance activities	33	26
Leasing activities	16	13
Result on disposal of operating activities and equity accounted investments	4	40
Other	127	138
Total	180	217

9     Personnel expenses

	3 months	3 months
	ended 31	ended 31
	March	March
	2007	2006
Salaries (including bonuses and allowances)	1,794	1,621
Social security expenses	215	202
Other employee costs	311	223
Total	2,320	2,046

The increase in personnel expenses in the first quarter of 2007 is mainly caused by an increase in bonuses compared to the comparable period in 2006.

10     Income tax expense

The effective tax rate on operating profit from continuing operations for the first quarter 2007 is 22.5%. The effective tax rate on profit for the period for the fist quarter 2007, taking into account the tax on discontinued operations, is 24.4% compared to a nominal tax rate in the Netherlands of 25.5%. Over the full year 2006 the effective tax rate was 17.7%.

The effective tax rate on the Group’s profit before tax differs from the nominal tax charge in the Netherlands. The reasons for the deviation in the first quarter 2007 are mainly tax credits received by the Group and tax exempt gains. The effective tax rate in the first quarter 2007 is higher than over the full year 2006 as a result of relatively higher tax credits and higher tax exempt income over the full year 2006 compared to the first quarter of 2007.

UNAUDITED

11     Profit from discontinued operations net of tax

For the 3 months ended 31 March 2007 ABN AMRO Mortgage Group, Inc. is presented as discontinued operations. In the table we provide a further breakdown of the profit from discontinued operations net of tax:

	3 months	3 months
	ended 31	ended 31
	March	March
	2007	2006
	(in millions of euros)
ABN AMRO Mortgage Group, Inc.
Operating income	71	78
Operating expenses	44	62
Operating profit before tax	27	16
Gain recognised on disposal	154	-
Profit from discontinued operations before tax	181	16
Income tax expense on operating profit	10	4
Income tax expense on gain on disposal	57	-
Profit from discontinued operations net of tax	114	12

Bouwfonds non-mortgage
Operating income	-	145
Operating expenses	-	70
Loan impairment and other credit risk provisions	-	3
Operating profit before tax	-	72
Income tax expense on operating profit	-	22
Profit from discontinued operations net of tax	-	50
Total profit from discontinued operation net of tax	114	62

UNAUDITED

12     Earnings per share

The calculations for basic and diluted earnings per share are presented in the following table.

	3 months	3 months
	ended 31	ended 31
	March	March
	2007	2006
Profit for the period attributable to shareholders of the parent company	1,035	1,003
Profit from continuing operations attributable to shareholders of the parent company	921	941
Profit from discontinued operations attributable to shareholders of the parent company	114	62

Weighted average number of ordinary shares outstanding (in millions)	1,855.0	1,878.6
Dilutive effect of staff options (in millions)	10.3	10.2
Conditional share awards (in millions)	5.5	1.5
Diluted number of ordinary shares (in millions)	1,870.8	1,890.3

Earnings per share from continuing operations
Basic earnings per ordinary share (in euros)	0.50	0.50
Fully diluted earnings per ordinary share (in euros)	0.49	0.50

Earnings per share from continuing and discontinued operations
Basic earnings per ordinary share (in euros)	0.56	0.53
Fully diluted earnings per ordinary share (in euros)	0.55	0.53

Number of ordinary shares outstanding (in millions)	1,852.9	1,878.6
Net asset value per ordinary share (in euros)	13.33	12.41
Number of preference shares outstanding (in millions)	1,369.8	1,369.8
Return on average shareholders’ equity (in %)	17.2%	17.9%

In the return on average shareholders’ equity the average shareholders’ equity is determined excluding net unrealised gains/(losses) on available-for-sale assets and cash flow hedging reserve not recognised in the income statement.

13     Financial assets and liabilities held for trading

	31 March	31 December
	2007	2006
Financial assets held for trading
Interest-earning securities	72,961	60,290
Equity instruments	49,250	40,112
Derivative financial instruments	108,961	105,334
Total	231,172	205,736
Financial liabilities held for trading
Short positions in financial assets	49,557	45,861
Derivative financial instruments	101,901	99,503
Total	151,458	145,364

UNAUDITED

14	Financial investments

	31 March	31 December
	2007	2006
Interest-earning securities available-for-sale	115,378	117,558
Interest-earning securities held-to-maturity	2,919	3,729
Equity investments available-for-sale	1,995	1,866
Equity investments designated at fair value through income	2,382	2,228
Total	122,674	125,381

15	Loans and receivables - banks

This item is comprised of amounts due from or deposited with banking institutions.

	31 March	31 December
	2007	2006
Current accounts	8,427	9,473
Time deposits placed	13,906	15,396
Professional securities transactions	132,832	105,969
Loans to banks	4,152	3,986
Subtotal	159,317	134,824
Allowances for impairment [17]	(6)	(5)
Total	159,311	134,819

The movements during the year are mainly due to an increase in professional securities transactions in the UK.

16           Loans and receivables - customers

This item is comprised of amounts receivable, regarding loans and mortgages balances with non-bank customers.

	31 March	31 December
	2007	2006
Public sector	10,392	11,567
Commercial	189,054	180,262
Consumer	135,138	135,484
Professional securities transactions	114,596	93,716
Multi-seller conduits	29,657	25,872
Subtotal	478,837	446,901
Allowances for impairment [17]	(3,565)	(3,646)
Total	475,272	443,255

The amount receivable held by multi-seller conduits is typically collateralised by a pool of customer receivables in excess of the amount advanced, such that the resulting credit risk is mitigated.

UNAUDITED

17	Loan impairment charges and allowances

2007
Balance at 1 January	3,651
Loan impairment charges:
New impairment allowances	716
Reversal of impairment allowances no longer required	(225)
Recoveries of amounts previously written off	(74)
Total loan impairment and other credit risk provisions	417

Amount recorded in interest income from unwinding of discounting	(4)
Currency translation differences	20
Amounts written off (net)	(537)
Unearned interest accrued on impaired loans	24
Balance at 31 March	3,571

All loans are assessed for potential impairment either individually and / or on a portfolio basis. The allowance for impairment is apportioned as follows:

	31 March	31 December
	2007	2006
Commercial loans	2,338	2,344
Consumer loans	1,227	1,302
Total allowance customers	3,565	3,646
Loans to banks	6	5
Total allowance	3,571	3,651

18	Equity accounted investments

	31 March	31 December
	2007	2006
Banking institutions	1,477	1,436
Other activities	88	91
Total	1,565	1,527

2007
Balance at 1 January	1,527
Movements:
Purchases	1
Reclassifications	(15)
Sales	(1)
Share in results	69
Dividends received	(3)
Currency translation differences	(2)
Other	(11)
Balance at 31 March	1,565

UNAUDITED

19	Goodwill and other intangible assets

	31 March	31 December
	2007	2006
Goodwill	4,786	4,714
Goodwill of private equity	2,370	2,436
Software	956	959
Other intangibles	1,296	1,298
Total	9,408	9,407

On 13 March 2007 Banco Real acquired the remaining outstanding shares (5.42%) in Banco Sudameris Brasil S.A. from its minority shareholders. The goodwill arising from this transaction amounting to EUR 63 million has been capitalised.

20	Issued debt securities

	31 March	31 December
	2007	2006
Bonds and notes issued	120,536	117,122
Certificates of deposit and commercial paper	54,486	56,375
Cash notes, savings certificates and bank certificates	3,212	2,269
Subtotal	178,234	175,766
Commercial paper issued by multi-seller conduits	29,657	26,280
Total	207,891	202,046

21	Subordinated liabilities

Issued liabilities qualify as subordinated debt if claims by the holders are subordinated to all other current and future liabilities of, respectively, ABN AMRO Holding N.V, ABN AMRO Bank N.V. and other Group companies. These liabilities qualify as capital, taking into account remaining maturities, for the purpose of determining the consolidated capital adequacy ratio for the Dutch central bank.

The maturity profile of subordinated liabilities is as follows:

	31 March	31 December
	2007	2006
Within one year	1,581	1,384
After one and within two years	696	726
After two and within three years	1,984	2,165
After three and within four years	812	811
After four and within five years	22	21
After five years	14,974	14,106
Total	20,069	19,213

Total subordinated liabilities include EUR 6,079 million (2006: EUR 6,122 million) which qualify as tier 1 capital for capital adequacy purposes.

UNAUDITED

22           Commitments and contingent liabilities

Loan and banking commitments and contingencies

The contractual amounts of commitments and contingent liabilities are set out by category in the following table. The amounts for commitments are presented on a fully advanced basis. Guarantees and letters of credit represent the maximum accounting loss that would be recognised at the balance sheet date if the relevant contract parties completely failed to perform as contracted.

	31 March	31 December
	2007	2006
Contingent liabilities with respect to guarantees granted	48,641	46,026
Contingent liabilities with respect to irrevocable letters of credit	5,129	5,253
Committed credit facilities	145,403	145,418

Many of the contingent liabilities and commitments will expire without being advanced in whole or in part. This means that the amounts stated do not represent expected future cash flows. Additionally, guarantees and letters of credit are supported by varying levels of collateral.

Other contingencies

Legal proceedings have been initiated against the Group in a number of jurisdictions, but on the basis of information currently available, and having taken legal counsel, the Group is of the opinion that the outcome of these proceedings net of any related insurance claims is unlikely to have a material adverse effect on the consolidated financial position and the consolidated profit of the Group.

Regarding the ongoing criminal investigations relating to our US dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters, refer to footnote 2 - Developments.

UNAUDITED

23           Capital adequacy

To monitor the adequacy of capital the Group uses ratios established by the Bank for International Settlements (BIS). These ratios measure capital adequacy (minimum 8% as required by BIS) by comparing the Group’s eligible capital with its balance sheet assets, off-balance sheet commitments and market and other risk positions at weighted amounts to reflect their relative risk. The market risk approach covers the general market risk and the risk of open positions in currencies and debt and equity securities primarily in the trading book. Assets are weighted according to broad categories of notional risk, being assigned a risk weighting according to the amount of capital deemed to be necessary to support them.

Tier 1 capital consists of shareholders’ equity and qualifying subordinated liabilities less goodwill and some intangible assets. Tier 2 capital represents additional qualifying subordinated liabilities, taking into account the remaining maturities.

Core tier 1 capital is tier 1 capital excluding preference shares.

The Group’s capital adequacy level was as follows:

	Balance sheet / unweighted amount		Risk weighted amount, including effect of contractual netting
	31 March 2007	31 December 2006	31 March 2007	31 December 2006
Balance sheet assets (net of provisions):
Cash and balances at central banks	12,845	12,317	369	296
Financial assets held for trading	231,172	205,736	-	-
Financial investments	122,674	125,381	12,795	14,142
Loans and receivables - banks	159,311	134,819	7,234	7,215
Loans and receivables - customers	475,272	443,255	167,881	162,315
Equity accounted investments	1,565	1,527	994	943
Property and equipment	5,756	6,270	4,337	4,419
Goodwill and other intangible assets	9,408	9,407	2,772	2,801
Assets of businesses held for sale	1,588	11,850	2	6,433
Accrued income and prepaid expenses	9,328	9,290	3,967	3,794
Other assets	25,665	27,212	7,047	6,776
(Sub)total	1,054,584	987,064	207,398	209,134

Off-balance sheet positions and derivatives:
Credit-related commitments and contingencies	199,173	196,697	56,407	53,336
Credit equivalent of derivatives			14,949	13,960
Insurance companies and other			225	193
Subtotal			71,581	67,489
Total credit risks			278,979	276,623
Market risk requirements			4,306	4,081
Total risk-weighted assets			283,285	280,704

The following table compares actual capital with that required for supervisory purposes.

	31 March 2007		31 December 2006
	Required	Actual	Required	Actual
Total capital	22,663	32,010	22,457	31,275
Total capital ratio	8.0%	11.30%	8.0%	11.14%

Tier 1 capital	11,332	23,910	11,228	23,720
Tier 1 capital ratio	4.0%	8.44%	4.0%	8.45%

Core tier 1		17,702		17,336
Core tier 1 ratio		6.25%		6.18%

UNAUDITED

24            Private equity investments

Private equity investments are either consolidated or held at fair value.

Consolidated private equity holdings

Investments of a private equity nature that are controlled by the Group are consolidated. Such holdings represent a wide range of non-banking activities. Personnel and other costs relating to production and manufacturing activities are presented within material expenses. The impact of consolidating on the income statement these investments is set out in the following table.

	3 months	3 months
	ended 31	ended 31
	March	March
	2007	2006
Income of consolidated private equity holdings	1,393	1,246
Other income included in operating income	(89)	(83)
Total operating income of consolidated private equity holdings	1,304	1,163

Goods and material expenses of consolidated private equity holdings	970	852
Included in personnel expenses	152	137
Included in general and administrative expenses	125	120
Included in depreciation and amortisation	88	50
Total operating expenses	1,335	1,159
Operating profit before tax of consolidated private equity holdings	(31)	4

Goods and material expense includes personnel costs relating to manufacturing and production activities.

The assets and liabilities of these consolidated holdings are included in the Group balance sheet. Given the non-banking nature of the underlying activities the main lines impacted are goodwill, property and equipment, other assets and issued debt securities. The total assets of these consolidated entities at 31 March 2007 were EUR 4,217 million (31 December 2006: EUR 4,537 million) excluding goodwill.

25           Subsequent events

Sale of ABN AMRO North America Holding Company

On 23 April 2007, ABN AMRO announced the sale of ABN AMRO North America Holding Company which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation ("LaSalle") to Bank of America. ABN AMRO's North American Asset Management businesses and certain businesses within ABN AMRO's North American Global Markets and Global Clients operations do not form part of the sale. This sale is expected to generate a significant gain.

Unaudited Pro Forma Condensed Financial Statements

Annex 4

ABN AMRO HOLDING N.V.
Unaudited Pro Forma Condensed Financial Statements

Filed as 6-K with the SEC as per April 25, 2007

Unaudited Pro Forma Condensed Financial Statements

Table of contents

Introduction	3

Unaudited Pro Forma Balance Sheet as at December 31, 2006	5

Unaudited Pro Forma Income Statement for the year ended December 31, 2004, 2005 and 2006	6

Notes to Pro Forma Financial Statements	8

Filed as 6-K with the SEC as per April 25, 2007

Unaudited Pro Forma Condensed Financial Statements

Pro Forma Financial Information
As described in more detail herein, this document contains unaudited pro forma financial information as at, and for the year ended, December 31, 2006, which is based on the consolidated financial statements of ABN AMRO Holding N.V. after giving effect to the proposed sale of ABN AMRO North America Holding Company (“AANAH”) which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation (“LaSalle”) to Bank of America Corporation. ABN AMRO's North American Asset Management businesses and certain businesses within ABN AMRO's North American Global Markets and Global Clients operations are not included in the sale. The pro forma financial statements have been prepared on the basis of estimates and assumptions which are preliminary. The pro forma financial statements do not represent what the ABN AMRO Holding N.V.’s consolidated financial position or income statement would actually have been if the proposed transaction had in fact occurred or predict the ABN AMRO Holding N.V.’s financial position or income statement as of any future date or for any future period. Consequently, investors are cautioned not to place undue reliance on the pro forma financial statements.  Furthermore, there can be no certainty that the proposed transaction will be completed in the manner described herein, if at all.

Introduction
On April 23, 2007 ABN AMRO Holding N.V. announced to sell off AANAH to Bank of America Corporation for a consideration of approximately US$ 21 billion. Prior to the completion of the sale, ABN AMRO Holding N.V. will convert into equity approximately US$ 6 billion of loans.

The following unaudited pro forma condensed consolidated balance sheet as at December 31, 2006 and the unaudited pro forma condensed consolidated income statement for the years ended December 31, 2004, 2005 and 2006 and the notes thereto (together, the ‘pro forma financial statements’) are based on the consolidated financial statements of ABN AMRO Holding N.V. after giving effect to the proposed divestment using assumptions and adjustments described in the accompanying notes to the pro forma financial statements.

The financial statements of ABN AMRO Holding N.V. at December 31, 2006 are prepared in accordance with IFRS. A reconciliation to US GAAP of shareholders’ equity and net profit from continuing operations is also provided.

For the purposes of the preparation of the pro forma financial statements:

•
The pro forma condensed consolidated IFRS balance sheet of ABN AMRO Holding N.V. at December 31, 2006 presented to show the effect of the sale of AANAH is based upon the respective consolidated IFRS balances sheets at December 31, 2006 of ABN AMRO Holding N.V. and AANAH, and the resulting pro forma equity has been reconciled to US GAAP, as if the proposed disposal had occurred on December 31, 2006.

•
The pro forma condensed consolidated IFRS income statement of ABN AMRO Holding N.V. for the years ended December 31, 2004, 2005 and 2006 presented to show the effect of the sale of AANAH is based upon the respective consolidated IFRS income statements for the years ended December 31, 2004, 2005 and 2006 of ABN AMRO Holding N.V. and AANAH, and the resulting pro forma income for the year ended December 31, 2006 has been reconciled to US GAAP, as if the proposed disposal had occurred on December 31, 2006.

Assumptions applied:

•	Earnings used for the basic pro forma earnings per share calculation, is the pro forma profit attributable to the equity holders of the parent for the year ended December 31, 2006.

•
The weighted average number of shares outstanding during the year ended December 31, 2006 for the entity is based on the estimated equivalent weighted average number of ordinary shares for ABN AMRO Holding N.V.

•	The pro forma earnings per share sheet does not include the impact of the conversion into equity of approximately US$ 6 billion of loans.

Filed as 6-K with the SEC as per April 25, 2007

Unaudited Pro Forma Condensed Financial Statements

•
We have not included the expected proceeds of the sale. Furthermore, we have neither determined nor recorded a gain on the sale of AANAH. The effect of the determination of the result of the sale will cause material differences to the following pro forma financial statements.

These pro forma financial statements and accompanying notes should be read in conjunction with the financial statements and the related notes thereto of ABN AMRO Holding N.V., for the years ended December 31, 2004, 2005 and 2006 respectively. The pro forma financial statements are presented for information purposes only and do not represent what the results of operations would actually have been if the combination had occurred on the dates indicated nor do they project the results of operations for any future period.

Filed as 6-K with the SEC as per April 25, 2007

Unaudited Pro Forma Condensed Financial Statements

Unaudited Pro Forma Balance Sheet as at December 31, 2006
(Under IFRS)

Condensed consolidated Balance Sheet at December 31, 2006
(amounts in millions of euros)	ABN AMRO Holding N.V.	AANAH	ABN AMRO Holding N.V. excluding AANAH

Assets
Cash and balances at central banks	12,317	1,421	10,896
Financial assets held for trading	205,736	1,296	204,440
Financial investments	125,381	24,212	101,169
Loans and receivables — banks	134,819	4,476	130,343
Loans and receivables — customers	443,255	48,390	394,865
Equity accounted investments	1,527	0	1,527
Property and equipment	6,270	942	5,328
Goodwill and other intangible assets	9,407	0	9,407
Assets of businesses held for sale	11,850	0	11,850
Accrued income and prepaid expenses	9,290	425	8,865
Other assets	27,212	5,306	21,906
Total assets	987,064	86,468	900,596

Liabilities
Financial liabilities held for trading	145,364	212	145,152
Due to banks	187,989	12,102	175,887
Due to customers	362,383	44,982	317,401
Issued debt securities	202,046	17,339	184,707
Provisions	7,850	179	7,671
Liabilities of businesses held for sale	3,707	0	3,707
Accrued expenses and deferred income	10,640	921	9,719
Other liabilities	21,977	2,040	19,937
Total liabilities (excluding subordinated liabilities)	941,956	77,775	864,181
Subordinated liabilities	19,213	5,830	13,383
Total liabilities	961,169	83,605	877,564

Equity attributable to shareholders of the parent company	23,597	2,566	21,031
Equity attributable to minority interests	2,298	297	2,001
Total equity	25,895	2,863	23,032
Total equity and liabilities	987,064	86,468	900,596

Filed as 6-K with the SEC as per April 25, 2007

Unaudited Pro Forma Condensed Financial Statements

Unaudited Pro Forma Income Statement for the years ended December 31, 2006, 2005 and 2004
(Under IFRS)

Condensed consolidated income statement 2006
Amounts in millions of euros	ABN AMRO Holding N.V.	AANAH	ABN AMRO Holding N.V. excluding AANAH

Net interest income	10,575	2,115	8,460
Net fee and commission income	6,062	628	5,434
Net trading income	2,979	68	2,911
Results from financial transactions	1,087	138	949
Share of result in equity accounted investments	243	4	239
Other operating income	1,382	287	1,095
Income of consolidated private equity holdings	5,313	0	5,313
Operating income	27,641	3,240	24,401

Operating expenses	20,713	2,047	18,666
Loan impairment and other credit risk provisions	1,855	62	1,793
Total expenses	22,568	2,109	20,459

Operating profit before tax	5,073	1,131	3,942
Income tax expense	902	232	670
Profit from continuing operations	4,171	899	3,272

Profit from discontinued operations net of tax	609	0	609
Profit for the year	4,780	899	3,881

Attributable to:
Shareholders of the parent company	4,715	878	3,837
Minority interests	65	21	44

Filed as 6-K with the SEC as per April 25, 2007

Unaudited Pro Forma Condensed Financial Statements

Condensed consolidated income statement 2005
Amounts in millions of euros	ABN AMRO Holding N.V.	AANAH	ABN AMRO Holding N.V. excluding AANAH

Net interest income	8,785	2,016	6,769
Net fee and commission income	4,691	597	4,094
Net trading income	2,621	93	2,528
Results from financial transactions	1,281	43	1,238
Share of result in equity accounted investments	263	4	259
Other operating income	1,056	214	842
Income of consolidated private equity holdings	3,637	0	3,637
Operating income	22,334	2,967	19,367

Operating expenses	16,301	1,959	14,342
Loan impairment and other credit risk provisions	635	20	615
Total expenses	16,936	1,979	14,957

Operating profit before tax	5,398	988	4,410
Income tax expense	1,142	331	811
Profit from continuing operations	4,256	657	3,599

Profit from discontinued operations net of tax	187	0	187
Profit for the year	4,443	657	3,786

Condensed consolidated income statement 2004
Amounts in millions of euros	ABN AMRO Holding N.V.	AANAH	ABN AMRO Holding N.V. excluding AANAH

Net interest income	8,525	2,018	6,507
Net fee and commission income	4,485	700	3,785
Net trading income	1,309	106	1,203
Results from financial transactions	905	12	893
Share of result in equity accounted investments	206	2	204
Other operating income	745	236	509
Income of consolidated private equity holdings	2,616	0	2,616
Operating income	18,791	3,074	15,717

Operating expenses	15,180	1,824	13,356
Loan impairment and other credit risk provisions	607	145	462
Total expenses	15,787	1,969	13,818

Operating profit before tax	3,004	1,105	1,899
Income tax expense	715	363	352
Profit from continuing operations	2,289	742	1,547

Profit from discontinued operations net of tax	1,651	0	1,651
Profit for the year	3,940	742	3,198

Filed as 6-K with the SEC as per April 25, 2007

Notes to Pro Forma Financial Statements

1.	Unaudited comparative consolidated and pro forma earnings per share data

Calculated on an IFRS basis

Earnings per share under IFRS
For the year ended December 31, 2006	ABN AMRO Holding N.V.	ABN AMRO Holding N.V. excluding AANAH
Amounts in millions of euros unless stated otherwise

Shareholders’ equity per ordinary share under IFRS (in euros)	12.73	11.19
Net profit under IFRS attributable to shareholders of the company	4,715	3,837
from continuing operations	4,106	3,228
from discontinued operations	609	609

Basic earnings per share under IFRS (in euros)	2.50	2.04
from continuing operations (in euros)	2.18	1.71
from discontinued operations (in euros)	0.32	0.32

Diluted earnings per share under IFRS (in euros)	2.49	2.02
from continuing operations (in euros)	2.17	1.70
from discontinued operations (in euros)	0.32	0.32

Calculated on a US GAAP basis

Earnings per share under US GAAP
For the year ended December 31, 2006	ABN AMRO Holding N.V.	ABN AMRO Holding N.V. excluding AANAH
Amounts in millions of euros unless stated otherwise

Shareholders’ equity per ordinary share under US GAAP (in euros)	14.73	12.34
Net profit under US GAAP attributable to shareholders of the company	4,425	3,820
from continuing operations	4,111	3,506
from discontinued operations	314	314

Basic earnings per share under US GAAP (in euros)	2.35	2.03
from continuing operations (in euros)	2.18	1.86
from discontinued operations (in euros)	0.17	0.17

Diluted earnings per share under US GAAP (in euros)	2.33	2.02
from continuing operations (in euros)	2.17	1.85
from discontinued operations (in euros)	0.17	0.17

Filed as 6-K with the SEC as per April 25, 2007

Notes to Pro Forma Financial Statements

2.	Reconciliation to US GAAP

A reconciliation of the unaudited pro forma profit attributed to equity holders of the parent under IFRS, adjusted for the sale of AANAH,  to the unaudited pro forma net income attributed to the parent company for the year ended December 31, 2006 and shareholders’ equity under IFRS to shareholders’ equity under US GAAP as at  December 31, 2006 is set out below. For additional information on these adjustments, refer to note 50 in the ABN AMRO Holding N.V. Annual Report on Form 20-F for the year ended December 31, 2006.

Shareholders' equity reconciliation from IFRS to US GAAP
(amounts in millions of euros)	December 31, 2006

Equity attributable to shareholders under IFRS	21,031

US GAAP Adjustments:
Goodwill and business combinations	2,390
Private equity investments	175
Pensions	-796
Derivative used for hedging	250
Preference shares	768
Taxes	-312
Other items	138
Total adjustments	2,613
Shareholders’ equity under US GAAP	23,644

Net profit reconciliation from IFRS to US GAAP
(amounts in millions of euros)	2006

Net profit attributable to shareholders under IFRS	3,837

US GAAP Adjustments:
Goodwill and business combinations	-809
Private equity investments	90
Pensions	-220
Derivative used for hedging	1,129
Preference shares	36
Taxes	-26
Other items	-217
Total adjustments	-17
Net profit under US GAAP	3,820

Filed as 6-K with the SEC as per April 25, 2007

Notes to Pro Forma Financial Statements

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Notes to Pro Forma Financial Statements

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Cautionary statement regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. (“ABN AMRO”). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC (“Barclays”); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it
In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects that it will file with the US Securities and Exchange Commission a Registration Statement on Form F-4 which will contain a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

Filed as 6-K with the SEC as per April 25, 2007

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. (“ABN AMRO”). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC (“Barclays”); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

	By:	/s/ Richard Bruens

		Name:	Richard Bruens
		Title:	Head of Investor Relations

Date: April 26, 2007
	By:	/s/ Willem Nagtglas Versteeg

		Name:	Willem Nagtglas Versteeg
		Title:	Secretary to the Managing Board